CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2021

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In millions of U.S. dollar (“US$”))

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires T: +(54.11) 4850.0000, www.pwc.com/ar

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Greenwind S.A. and Vientos de Arauco Renovables S.A.U. from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. We have also excluded Greenwind S.A. and Vientos de Arauco Renovables S.A.U. from our audit of internal control over financial reporting. Greenwind S.A. and Vientos de Arauco Renovables S.A.U. are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 5.8%% and 0.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

2

 The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7 and 11.2 to the consolidated financial statements, as of December 31, 2022, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was $807 million, the goodwill balance allocated to the oil and gas segment was $35 million, and depreciation expense for the year ended December 31, 2022 was $125 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the areas of oil and gas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. Periodic revisions to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, related to reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors. The estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved oil and gas reserves on oil and gas segment property, plant and equipment and allocated goodwill are a critical audit matter are the significant judgment by management, including the use of specialists, when developing the estimates of oil and gas reserves, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates, related to future production profiles, development costs and prices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of oil and gas reserves. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates, related to future production profiles, development costs and prices. The work of management’s engaged specialist was used in performing the procedures to evaluate the reasonableness of these estimates of proved oil and gas reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by the Company’s engaged specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of proved oil and gas reserves also involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were reasonable considering the past performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit. The procedures performed also included testing that the estimates of oil and gas reserves were appropriately included in the Company’s determination of depreciation expense, as well as in the impairment of non-financial assets assessment of oil and gas segment.

3

 Impairment of Non-Financial Long-Lived Assets Related to the Rincón del Mangrullo cash generating unit of the Oil and Gas Segment

As described in Note 7 to the consolidated financial statements, as of December 31, 2022, the Company’s consolidated property, plant and equipment balance of the oil and gas segment was $807 million. According to Notes 6.1.1. and 11.1.1.2, as of December 31, 2022 there were internal and external impairment indicators in relation to Rincón del Mangrullo cash generating unit (CGU). Management analyzes the recoverability of its non-financial long-lived assets on a periodic basis or when events or changes in circumstances indicate their recoverable amount may be below its carrying amount. In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. The recoverable amount is the higher of value in use and fair value less costs of disposal. Management used value in use to determine the recoverable amount. The value in use is determined based on the present value of future net cash flows expected to be derived on the CGU, using discount rates that considers the business segment and the country conditions where the operations are performed. Management’s assessment of the existence of impairment indicators and cash flow projections included significant judgments and assumptions relating to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, the discount rate, among others.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets related to the Rincón del Mangrullo CGU of the oil and gas segment is a critical audit matter are the significant judgment by management when evaluating the existence of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and significant assumptions related to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation, exchange rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management related to reference prices for products, future demand per type of product, costs evolution, macroeconomic variables such as inflation and exchange rates, and the discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the segments, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

4

Acquisitions of Vientos Solutions S.L.U. and Vientos de Arauco Renovables S.A.U. - Valuation of Identifiable Intangible Assets

As described in Notes 4.4.5, 5.1.3 and 5.1.5 to the consolidated financial statements, during the year ended December 31, 2022, the Company completed the acquisitions of (i) Vientos Solutions S.L.U. (“VS SLU”), a company whose principal asset is its 50% interest in the capital stock of Greenwind S.A. (“Greenwind”), for aggregate consideration of US$20.5 million, of which approximately $31.6 million was allocated to an identifiable intangible asset and (ii) Vientos de Arauco Renovables S.A.U. (“VAR”) for aggregate consideration of US$121.4, of which approximately $62.3 million was allocated to an identifiable intangible asset. Management applied significant judgment in estimating the fair value of the identifiable intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the projected generation level and the discount rate.

The principal considerations for our determination that performing procedures relating to the acquisitions of VS SLU and VAR – valuation of identifiable intangible assets is a critical audit matter are: (i) the significant judgment by management in developing the fair value of the identifiable intangible assets acquired, which in turn led to a high degree of auditor judgment and subjectivity in applying procedures relating to management’s fair value estimate; (ii) the significant audit effort in evaluating management’s significant assumptions related to projected generation level and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to acquisition accounting,

5

including controls over management’s valuation of the identifiable intangible assets acquired and controls over development of the assumptions related to the projected generation level and discount rate. These procedures also included, among others, (i) reading the purchase agreement; (ii) testing management’s cash flow projections used to estimate the fair value of identifiable intangible assets, which included evaluating the reasonableness of significant assumptions used by management related to the projected generation level and the discount rate. Evaluating the reasonableness of the projected generation level involved considering the past performance of the acquired businesses, as well as economic and industry public information. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of valuation method and the reasonableness of the discount rate. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding business combination.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 9, 2023.

We have served as the Company’s auditor since 2006.

6

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTLL	Loma La Lata thermal power plant
EcuadorTLC / PB18	EcuadorTLC S.A. (currently Pampa Bloque 18)
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EMESA	Empresa Mendocina de Energía S.A:
ENARGAS	National Regulator of Gas

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
ENARSA / IEASA	Integración Energética Argentina S.A. (before Energía Argentina S.A.)
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GU	Large users
GU300	Large users with demand greater than 300 kW
GUDI	Distributors’ large users
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
INDEC	National Institute of Statistics and Censuses
IPIM	Wholesale Domestic Price Index
LGS	Argentine Business Organizations Law
LNG	Liquefied Natural Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MBTU	Millon of BTU
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MW	Megawatt
NYSE	New York Stock Exchange

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PE Arauco	Arauco Wind Farm
PEB	Pampa Energía Bolivia S.A. (formerly “PBI” - Petrobras Bolivia Internacional S.A.)
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
Petrobras	Petrobras Argentina S.A.
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
RTT	Transitional Tariff Regime
SACDE	Argentine Society of Construction and Strategic Development
SE	Secretary of Energy
SEC	Security and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

3

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TV	Vapor Turbine
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value Added Tax
VRD	Debt securities
VS SLU	Vientos Solutions S.L.U.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electrical Market
YPF	YPF S.A.
$	Argentine Pesos

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2022, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2022	12.31.2021	12.31.2020

Revenue	8	1,829	1,508	1,073
Cost of sales	9	(1,148)	(955)	(663)
Gross profit		681	553	410

Selling expenses	10.1	(56)	(33)	(26)
Administrative expenses	10.2	(138)	(99)	(93)
Other operating income	10.3	131	105	51
Other operating expenses	10.3	(46)	(58)	(36)
Impairment of property, plant and equipment, intangible assets and inventories	11.1, 11.2 and 11.4	(38)	(4)	(139)
Impairment of financial assets		(8)	(2)	(9)
Share of profit from associates and joint ventures	5.2.2	105	117	85
Operating income		631	579	243

Financial income	10.4	5	10	9
Financial costs	10.4	(221)	(185)	(177)
Other financial results	10.4	166	(14)	84
Financial results, net		(50)	(189)	(84)
Profit before income tax		581	390	159
Income tax	10.5	(124)	(77)	(35)
Profit of the year from continuing operations		457	313	124
Loss of the year from discontinued operations	5.1.1	-	(75)	(592)
Profit (Loss) of the year		457	238	(468)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		(9)	(3)	1
Income tax		3	1	-
Exchange differences on translation		21	22	(5)
Items that may be reclassified to profit or loss
Exchange differences on translation		39	70	(3)
Other comprehensive income (loss) of the year from continuing operations		54	90	(7)
Other comprehensive income (loss) of the year from discontinued operations	5.1.1	-	64	(33)
Other comprehensive income (loss) of the year		54	154	(40)
Total comprehensive income (loss) of the year		511	392	(508)

5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2022, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2022	12.31.2021	12.31.2020
Total income (loss) of the year attributable to:

Owners of the company		456	273	(367)
Non-controlling interest		1	(35)	(101)
		457	238	(468)

Total income (loss) of the year attributable to owners of the Company:

Continuing operations		456	312	132
Discontinued operations		-	(39)	(499)
		456	273	(367)

Total comprehensive income (loss) of the year attributable to:

Owners of the Company		510	393	(393)
Non-controlling interest		1	(1)	(115)
		511	392	(508)

Total comprehensive income (loss) of the year attributable to owners of the Company:

Continuing operations		510	402	124
Discontinued operations		-	(9)	(517)
		510	393	(393)

Earnings (Loss) per share attributable to equity holders of the Company
Basic and diluted earnings per share from continuing operations	13.2	0.33	0.22	0.08
Basic and diluted loss per share from discontinued operations	13.2	-	(0.03)	(0.32)
Total basic and diluted earning (loss) per share	13.2	0.33	0.19	(0.23)

The accompanying notes are an integral part of these Consolidated Financial Statements.

6

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(In millions of US$ – unless otherwise stated)

	Note	12.31.2022	12.31.2021
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,164	1,659
Intangible assets	11.2	138	38
Right-of-use assets	19.1.1	9	12
Deferred tax asset	11.3	36	84
Investments in associates and joint ventures	5.2.2	902	774
Financial assets at amortized cost	12.1	102	105
Financial assets at fair value through profit and loss	12.2	27	29
Other assets		1	1
Trade and other receivables	12.3	20	34
Total non-current assets		3,399	2,736

CURRENT ASSETS
Inventories	11.4	173	155
Financial assets at amortized cost	12.1	8	5
Financial assets at fair value through profit and loss	12.2	586	458
Trade and other receivables	12.3	470	397
Cash and cash equivalents	12.4	106	110
Total current assets		1,343	1,125
Total assets		4,742	3,861

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2022 and 2021

(In millions of US$ – unless otherwise stated)

	Note	12.31.2022	12.31.2021
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(23)	(7)
Legal reserve		45	61
Voluntary reserve		968	659
Other reserves		(15)	(15)
Other comprehensive income		81	48
Retained earnings		477	295
Equity attributable to owners of the company		2,277	1,785
Non-controlling interest		7	6
Total equity		2,284	1,791

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures	5.2.2	-	4
Provisions	11.5	147	141
Income tax and minimum notional income tax provision	11.6	179	188
Deferred tax liability	11.3	112	-
Defined benefit plans	11.8	28	24
Borrowings	12.5	1,340	1,359
Trade and other payables	12.6	21	12
Total non-current liabilities		1,827	1,728

CURRENT LIABILITIES
Provisions	11.5	4	5
Income tax liability	11.6	5	20
Tax liabilities	11.7	28	23
Defined benefit plans	11.8	6	5
Salaries and social security payable	11.9	32	28
Derivative financial instruments		2	-
Borrowings	12.5	273	79
Trade and other payables	12.6	281	182
Total current liabilities		631	342
Total liabilities		2,458	2,070
Total liabilities and equity		4,742	3,861

The accompanying notes are an integral part of these Consolidated Financial Statements.

8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2022, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income / (loss)	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2019	46	260	510	1	1	(44)	42	422	(18)	(29)	726	1,917	492	2,409
Legal and voluntary reserve constitution	-	-	-	-	-	-	19	707	-	-	(726)	-	-	-
Capital reduction	-	-	-	(9)	(59)	140	-	(72)	-	-	-	-	(19)	(19)
Treasury shares acquisition	(8)	(59)	6	8	59	(102)	-	-	-	-	-	(96)	(8)	(104)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Loss of the year	-	-	-	-	-	-	-	-	-	-	(367)	(367)	(101)	(468)
Other comprehensive income of the year	-	-	-	-	-	-	-	-	-	(21)	(5)	(26)	(14)	(40)
Balance as of December 31, 2020	38	201	516	-	1	(6)	61	1,057	(18)	(50)	(372)	1,428	341	1,769

Legal and voluntary reserve constitution	-	-	-	-	-	-	-	(372)	-	-	372	-	-	-
Capital reduction	-	-	-	(2)	(10)	38	-	(26)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(10)	-	2	10	(39)	-	-	-	-	-	(39)	-	(39)
Stock compensation plans	-	-	-	-	-	-	-	-	3	-	-	3	-	3
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(334)	(334)
Profit (Loss) of the year	-	-	-	-	-	-	-	-	-	-	273	273	(35)	238
Other comprehensive income of the year	-	-	-	-	-	-	-	-	-	98	22	120	34	154
Balance as of December 31, 2021	36	191	516	-	1	(7)	61	659	(15)	48	295	1,785	6	1,791

9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2022, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	36	191	516	-	1	(7)	61	659	(15)	48	295	1,785	6	1,791
Legal and voluntary reserve constitution	-	-	-	-	-	-	(16)	311	-	-	(295)	-	-	-
Capital reduction	-	-	-	-	-	2	-	(2)	-	-	-	-	-	-
Treasury shares acquisition	-	-	-	-	-	(18)	-	-	-	-	-	(18)	-	(18)
Profit of the year	-	-	-	-	-	-	-	-	-	-	456	456	1	457
Other comprehensive income of the year	-	-	-	-	-	-	-	-	-	33	21	54	-	54
Balance as of December 31, 2022	36	191	516	-	1	(23)	45	968	(15)	81	477	2,277	7	2,284

The accompanying notes are an integral part of these Consolidated Financial Statements.

10

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2022, 2021 and 2020

(In millions of US$ – unless otherwise stated)

	Note	12.31.2022	12.31.2021	12.31.2020
Cash flows from operating activities:
Profit of the year from continuing operations		457	313	124
Adjustments to reconcile net profit to cash flows from operating activities:	14.1	307	365	380
Changes in operating assets and liabilities	14.2	(145)	(65)	(22)
Net cash generated by operating activities from discontinued operations	5.1.1	-	116	211
Net cash generated by operating activities		619	729	693
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(416)	(206)	(124)
Payment for intangible assets acquisitions		(31)	(4)	-
Payment for public securities and shares acquisitions, net		(102)	(234)	(151)
(Subscription) Recovery of mutual funds, net		(1)	52	93
Payment for the acquisition of subsidiaries and associates		(111)	(17)	(3)
Early collection for sale of subsidiary		-	-	5
Collection for equity interests in companies sales		44	51	-
Collections for intangible assets sales		21	6	1
Dividends received		10	18	3
Collection of loans		11	26	7
Net cash used in investing activities from discontinued operations	5.1.1	-	(166)	(86)
Net cash used in investing activities		(575)	(474)	(255)

Cash flows from financing activities:
Proceeds from borrowings	12.5	308	188	353
Payment of borrowings	12.5	(143)	(336)	(291)
Payment of borrowings interests	12.5	(162)	(140)	(190)
Payment for treasury shares acquisition		(18)	(39)	(104)
Repurchase and redemption of corporate bonds	12.5	(28)	(3)	(110)
Payments of leases		(3)	(5)	(2)
Payments of dividends		-	-	(9)
Payments to third parties for capital reduction of subsidiaries		-	-	(19)
Net cash used in financing activities from discontinued operations	5.1.1	-	(7)	(73)
Net cash used in financing activities		(46)	(342)	(445)

Decrease in cash and cash equivalents		(2)	(87)	(7)

Cash and cash equivalents at the beginning of the year	12.4	110	141	225
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale	5.1.1	-	52	-
Exchange difference generated by cash and cash equivalents		(2)	4	(25)
Cash and cash equivalents at the end of the year reclasified to assets classified as held for sale	5.1.1	-	-	(52)
Decrease in cash and cash equivalents		(2)	(87)	(7)
Cash and cash equivalents at the end of the year	12.4	106	110	141

The accompanying notes are an integral part of these Consolidated Financial Statements.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,088 MW installed capacity as of December 31, 2022, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 437.5 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 9.8 million m3/day of natural gas and 5.3 thousand boe/day of oil in Argentina, as of December 31, 2022. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates 2 high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 94% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,697 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,233 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

1.2 Economic context

The Company operates in a complex economic context which main variables experience volatility as a result of political and economic events both in the domestic and international spheres.

At the domestic level, in the first quarter of 2022 Argentina and the International Monetary Fund reached an agreement defining tax and monetary goals for the country and agreeing on the refinancing of debt maturities. However, monthly inflation levels and depreciation of the peso against the U.S. dollar have remained high, and exchange restrictions have remained in force and even tightened (see Note 2.5), continuing to affect the foreign currency value.

At the international level, Russia’s invasion to Ukraine in early 2022 entailed an important global destabilization factor, which mainly resulted in lower growth expectations and increased inflation due to increased prices of food and energy (mainly oil and natural gas).

The increase in international energy prices may adversely affect Argentina’s fiscal balance. In this respect, it is worth highlighting that the Argentine Government, aiming to substitute fuel imports and strengthen the domestic supply, has promoted a project of the construction of the Néstor Kirchner Gas Pipeline, which would allow for increasing transportation capacity by 24 million cubic meters of gas per day through the installation and mounting of a total 1,020 km pipeline, in two stages: the first one, providing for the construction of 553 kilometers to supply the Buenos Aires metropolitan area, and the second, for the construction of 467 additional kilometers to supply large urban centers in central and northern Argentina with unconventional gas generated in the Vaca Muerta block, in the Province of Neuquén. In 2022, ENARSA tendered and awarded the different tranches making up the first stage of the gas pipeline to the companies in charge of its construction, with an estimated US$ 1,500 million cost to be financed with national treasury funds and the wealthiest segment’s solidarity contribution. As of the issuance of these Consolidated Financial Statements, the first construction stage is underway, and commissioning is expected for June 2023 —concurrently with the peak winter demand, with an associated transportation capacity of 11 million cubic meters of gas per day. In addition to the original scheme, ENARSA decided to incorporate the construction and installation of two turbochargers that would allow for increasing capacity to 20 million cubic meters of gas per day for the first stage. In parallel, the Government announced the extension of Gas Plan (see Note 2.2.4.1.2) to provide producing companies with the incentives and terms necessary to make investments allowing for the gas production increase required to inject and fill the pipeline from June 2023.

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

Regarding the energy industry, the sustained inflation increase and increased political-economic uncertainty have affected the electricity distribution company’s payment chain, added to deferrals in the National Treasury contributions, as a result of which CAMMESA has recorded delays in payment terms to generators and hydrocarbon producers exceeding 90 days in August 2022. Moreover, on June 16, 2022, PEN Executive Order No. 332/22 established a subsidies segmentation system for electricity and natural gas utility residential customers. Under it, the Argentine Government, which currently covers an average of 70% of the cost of energy, has launched an initiative to reach fairer and more reasonable tariffs with a subsidies reduction and distribution scheme based on each household’s economic capacity, providing that the highest-income segment should verify a gradual subsidies’ reduction until fully covering the cost of energy by the end of 2022.

The Argentine economy registered a cumulative growth of 6.4% and 10.8% in the Gross Domestic Product in the third quarter of 2022 and 2021, respectively, a 94.8% and 50.9% cumulative inflation (CPI) for fiscal years 2022 and 2021, respectively, and a 72.5% and 22.1% depreciation of the peso against the U.S. dollar for 2022 and 2021, respectively, according to BNA’s exchange rate.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1 Generation units

The Company’s revenues related to this segment come from: i) sales contracts with large users within the MAT (Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SE Resolution No. 31/20 as from February 2020, SE Resolution No. 440/21 as from February 2021, SE Resolution No. 238/22 as from February 2022 and SE Resolution No. 826/22 as from September 2022). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In operation as of 12.31.2022:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)
CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 826/22
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 826/22
CTG	GUEMTV13	TV	>100 MW	Resolution No. 826/22
Piquirenda	PIQIDI 01-10	MCI	30 MW	Resolution No. 826/22
CPB	BBLATV29	TV	>100 MW	Resolution No. 826/22
CPB	BBLATV30	TV	>100 MW	Resolution No. 826/22
CT Ing. White	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 826/22
CTLL	LDLATG04	TG	105 MW	Res. No 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	MCI	15 MW	Resolution No. 826/22
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 826/22
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. N° 1,281/06
CT Parque Pilar	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	>50 MW	Resolution No. 826/22 (2)
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 826/22
HIDISA	EL TIGRE	HR	Renewable ≤ 50	Resolution No. 826/22
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 826/22
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 826/22
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 826/22
P.E. M. Cebreiro	CORTEO	Wind	100 MW	Renovar
PEPE II	PAMEEO	Wind	53 MW	MATER Res. No. 281/17
PEPE III	BAHIEO	Wind	53 MW	MATER Res. No. 281/17
PEPE IV	BAHIEO	Wind	18 MW	MATER Res. No. 281/17
PE Arauco	AR21EO	Wind	99.75 MW	Renovar

(1) Surplus power capacity and energy are remunerated in the spot market.
(2) During the month of April 2022 the contract under Resolution No. 220/07 of CTB have ended, since then, power and energy have been remunerated in the spot market.

In construction:

Generator	Tecnology	Capacity	Applicable regime
CTB	CC	280 MW	Resolution No. 220/07
PEPE IV	Wind	63 MW	MATER Res. No. 281/17
PEPE VI	Wind	94.5 MW	MATER Res. No. 281/17

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Sales contracts with large users within the MAT

2.1.2.1 Energy Plus

Aiming to encourage new generation works, in 2006, the SE approved Resolution No. 1,281/06 in which established a specific regime which remunerates newly installed generation sold to a certain category of Large Users at higher prices.

The Energy Plus service consists of the offer of additional generation availability by generators, co-generators and self-generators which, as of the date of publication of SE Resolution No. 1,281/06, were not WEM agents or did not have facilities or an interconnection with the WEM. Considering that:

-	These plants should have fuel supply and transportation facilities;
-	The energy used by GU300 in excess of the base demand (energy consumption for 2005 year) qualifies for Energy Plus agreements within the MAT at a price negotiated between the parties; and
-	For new GU300 entering the system, their base demand will equal zero.

If a generator cannot meet the power demand by an Energy Plus customer, it should purchase that power in the market at the operated marginal cost, or, alternatively, support the committed demand in case of unavailability through agreements with other Energía Plus generators.

Currently, the Company has Power Availability agreements in force with other generators whereby, in case of unavailability, it may purchase or sell power to support the contracts mutually.

Furthermore, the SE, through Note No. 567/07, as amended, established that GU300 not purchasing their surplus demand in the MAT should pay the Average Incremental Charge of Surplus Demand (“CMIDE”). As from the month of June 2018, pursuant to SE Note No. 28663845/18, the CMIDE became the greater of $1,200/MWh or the temporary dispatch surcharge.

Under this regime, the Company —through its power plants Güemes, EcoEnergía and Genelba— sells its energy and power capacity for a maximum amount of 283 MW. The values of Energy Plus contracts are mostly denominated in U.S. dollars.

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2.2 Renewable Energy Term Market (“MATER” Regime)

Pursuant to Resolution No. 281/17, the MEyM regulated the MATER Regime with the purpose of setting the conditions for large users within the WEM and WEM distributing agents’ large users covered by Section 9 of Law No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MATER from renewable sources or self-generation from renewable sources.

Projects destined to the supply of electric power from renewable sources under the MATER Regime may not be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy is sold in the spot market.

Finally, contracts executed under the MATER Regime are administered and managed in accordance with the WEM procedures. The contractual terms —life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191— are freely agreed between the parties, although the committed electricity volumes are limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

Resolution No. 370/22 was passed on May 16, 2022, which expanded the MATER system allowing for the sale of renewable energy under this system to meet the GUDI and distribution utility company’s demand.

Under this resolution, the Company, through its PEPE II, III and IV wind farms, sells energy for up to 124 MW. Additionally, the Company has started selling third-party generators’ renewable energy for an approximate volume of 2 MW.

After the fiscal year closing, took place the commissioning of 4 additional wind turbines with an incremental capacity of 18 MW. For further information regarding PEPE IV project, see Note 17.1.

2.1.2.3 MATER dispatch priority

SE Resolution No. 551/21 published on June 16, 2021 modified the dispatch priority maintenance system established by Resolution No. 281/17. Overall, it replaces the granting of a security for the maintenance of the dispatch priority by the payment of a quarterly installment of US$ 500/MW until commissioning within the declared term or a maximum term of 24 months as from the priority assignment. It also established certain conditions for obtaining an extension in the committed commissioning date, which, according to the project development level and the requested extension term, requires a payment between 500 and 1,500 US$/MW/month.

Additionally, it allows projects with an assigned dispatch priority but not yet commissioned to continue their execution keeping the dispatch priority, or to waive such priority, thus releasing the transmission capacity.

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The Company, as owner of the Wind Farm project, located in Las Armas, Province of Buenos Aires, notified its decision to waive the timely granted dispatch priority, and recovered the security it had provided. As a result, CAMMESA notified that the already initiated execution of the security was determined to be moot as it had no further claim against the Company; therefore, as of September 30, 2021, the amount of US$ 12.5 million recorded for to such effect was recovered and disclosed under the item “Other operating income” of the Consolidated Statement of Comprehensive Income.

Under the MATER calls for tenders for the third quarter of 2021 and 2022, the Company was awarded a 36 MW and 41 MW dispatch priority, respectively, for the expansion of the PEPE III wind farm. For further information on the extension project aforementioned, see Note 17.1.

2.1.3 Supply Agreements with CAMMESA

2.1.3.1 SE Resolution No. 220/07

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/07, which empowers CAMMESA to enter into 220 Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate for the investments made by the agent at a rate of return to be accepted by the SE.

Within the framework of this resolution, the Company has remunerated units under 220 agreements for 79 MW and 280 MW, through Loma la Lata thermal power plant and as from the closing to combined cycle’s commissioning at Ensenada de Barragán thermal power plant, owned by CTB, respectively (see Note 5.2.3).

2.1.3.2 SE Resolution No. 21/16

As a result of the state of emergency in the national electricity sector, on March 22, 2016, the SE issued Resolution No. 21/16 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods.

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if appropriate), less penalties and fuel surpluses. Surplus power capacity is sold in the spot market.

Pursuant to this resolution, the Company, through its Loma de la Lata, Ingeniero White and Pilar thermal power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3.3 SE Resolution No. 287/17

On May 10, 2017 the SE issued Resolution No. 287/17 launching a call for tenders for co-generation projects and the closing to CC over existing equipment. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels), and the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

Pursuant to this regulation, the Company, through its Genelba thermal power plant, has entered into a wholesale power purchase agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW, for a term of 15 years.

2.1.3.4 Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27,191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (Renovar Programs, Rounds 1, 1.5 and 2) within the WEM. These calls aimed to assign power capacity contracts from different technologies (wind energy, solar energy, biomass, biogas and small hydraulic developments with a power capacity of up to 50 MW).

For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

Additionally, several measures were established to promote the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, equipment’s accelerated depreciation in the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects.

On December 27, 2021, the SE passed Resolution No. 1,260/21 to address issues regarding the projects under the different Renovar rounds that did not meet committed commissioning terms. Upon satisfaction of certain conditions, the resolution gives project awardees the option to: i) terminate the current contract with CAMMESA against the payment of a sum of money; ii) amend the contract and extend the term for commissioning against a reduction in the contract price and term; iii) commission the project for a power capacity lower than that committed initially.

Under the Renovar programs, the Company, through Greenwind, has a supply contract in place with CAMMESA for a total of 100 MW, and in December 2022 it incorporated an additional 99.75 MW following the acquisition of Arauco wind farm (see Note 5.1.5).

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3.5 RenMDI Call

SE Resolution No. 36/23 launched a national and international call for tenders to select renewable energy generation projects with a twofold objective: i) the substitution of forced generation (line 1) and ii) the diversification of the energy matrix (line 2). The tender form establishes the following maximum power capacities to be awarded: (i) 500 MW distributed among 6 regions for line 1 and (ii) 120 MW throughout the national territory for line 2. The projects under line 2 will have no priority over other renewable projects.

Projects will be remunerated under a supply agreement executed with CAMMESA for a term of 15 years from the project’s commissioning. Until commissioning, the tenderer will meet a payment scheme (an initial payment and quarterly payments), which will be allocated to a special account to be administered by CAMMESA through the the “Electricity Supply Transportation Works Fund” trust (“FOTAE”) for the transmission system’s expansion.

The tender submission deadline is April 27, 2023. As of the date of issuance of these Consolidated Financial Statements, Pampa is evaluating the possibility of participating in the call.

2.1.3.6 Remuneration for combined cycles

SE Resolution No. 59/23 dated February 7, 2023 established an opt-in system under which combined cycles’ owners could execute an availability and efficiency optimization agreement with CAMMESA. The agreement contemplates an availability commitment for 85% of the net power capacity for a maximum term of 5 years, and sets a US$ 2,000/Mw-month remuneration for the power capacity made available and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh for natural gas and US$ 6.1/MWh for fuel oil and gas oil). Besides, it provides for a 35% and 15% reduction in the remuneration collectible for guaranteed power capacity for generators with availability commitments in the spot market for the summer-winter and autumn-spring periods, respectively.

The opt-in application form should be submitted to CAMMESA within a term of 90 calendar days. As of the date of issuance of these Consolidated Financial Statements, the Company is currently evaluating the resolution.

2.1.4 Remuneration at the Spot market

On February 27, 2020, SE Resolution No. 31/20 was published in the BO, applicable as from February 2020, established remunerative items based on technology and scale with prices in pesos and set an additional remuneration, in pesos, for the power capacity generated during the hours of maximum thermal demand of the month, taking into consideration the average power capacity generated by thermal generators and the average power capacity operated by hydroelectric generators.

Besides, SE Resolution No. 31/20 set a monthly remuneration update scheme with a factor contemplating a 60% CPI and 40% IPIM adjustment. However, on April 8, 2020, through Note No. 2020-24910606-APN-SE#MDP, the SE instructed CAMMESA to postpone the application of this automatic adjustment mechanism.

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On May 19, 2021, SE Resolution No. 440/21 provided for a 29% increase in spot generation remuneration values, and repealed the automatic adjustment mechanism established by SE Resolution No. 31/20.

In November 2021, SE Resolution No. 1,037/21, instrumented through Note NO-2021-108163338-APN-SE#ME, provided for an additional transitional remuneration for generated energy and suspended the application of the utilization factor for economic transactions comprised between September 1, 2021 and February 28, 2022.

On April 21, 2022, SE Resolution No. 238/22 was published in the BO. This resolution provided a 30% increase in spot generation remuneration values from the February 2022 economic transaction, and an additional 10% increase from the June 2022 economic transaction. It also abrogated the application of the utilization factor and the additional transitional remuneration set by SE Resolution No. 1,037/21.

On December 14, 2022, through SE Resolution No. 826/22, the spot remuneration values were modified considering the following increases: i) 20% from the September 2022 economic transaction; ii) 10% from the December 2022 economic transaction; iii) 25% from the February 2023 economic transaction; and iv) 28% from the August 2023 economic transaction.

Additionally, SE Resolution No. 826/22 replaced the remuneration scheme at hours of maximum thermal demand with a differentiated remuneration scheme at peak hours from the November 2022 economic transaction.

The applicable remunerations, based on technology and resolution, are detailed below. The amounts reported under SE Resolution No. 238/22 and SE Resolution No. 826/22 correspond to tariffs applicable from the June 2022 and December 2022 economic transactions, respectively.

2.1.4.1 Remuneration for Available Power Capacity

2.1.4.1.1 Thermal Power Generators

A minimum remuneration for power capacity based on technology and scale was established, and generating, co-generating and self-generating agents owning conventional thermal power plants were allowed to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT and supply agreements with CAMMESA.

Availability commitments are tendered for quarterly periods: a) summer (December through February); b) winter (June through August) and c) ‘other,’ which comprises two quarters (March through May, and September through November), the thermal generators’ remuneration for committed power capacity being proportional to their compliance.

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)	SE No. 238/22 ($ / MW-month)	SE No. 826/22 ($ / MW-month)
Large CC Capacity > 150 MW	100,650	129,839	185,670	245,084
Large TV Capacity > 100 MW	143,550	185,180	264,807	349,546
Small TV Capacity ≤ 100 MW	171,600	221,364	316,551	417,847
Large GT Capacity > 50 MW	117,150	151,124	216,107	285,262

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)	SE No 238/22 ($ / MW-month)	SE No 826/22 ($ / MW-month)
Summer – Winter	360,000	464,400	664,092	876,601
Fall - Spring	270,000	348,300	498,069	657,451

In the case of thermal power plants with a power capacity equal to or lower than 42 MW in total, a differential remuneration was applied until its elimination on August 2022.

In the same way, a coefficient derived from the average utilization factor over the unit’s last twelve months was applied to the power capacity remuneration: with a minimum 70% of the utilization factor, 100% of the power capacity payment is collected; if the utilization is between 30% and 70%, the power capacity payment ranges from 70% to 100%; and if the utilization factor is lower than 30%, 70% of the power capacity payment was collected until January 2020 and 60% of the power capacity payment is collected as from February 2020. The application of this factor was suspended in 2021 and finally abrogated from February 2022 (see Note 2.1.4.3).

For the February 2020 to October 2022 period, an additional remuneration for the hours of maximum thermal requirement of the month (hmrt) was established, which corresponds to the 50 hours with the largest dispatch of thermal generation of each month divided into two blocks of 25 hours each, applying the following prices to the average generated power:

Period	SE No. 31/20		SE No. 440/21		SE No. 238/22
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	45,000	22,500	58,050	29,025	83,012	41,506
Fall - Spring	7,500	-	9,675	-	13,835	-

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the operation as turbine and pump is considered to calculate availability.

The base remuneration includes the following scales and prices:

Technology / Scale	SE No. 31/20 ($ / MW-month)	SE No. 440/21 ($ / MW-month)	SE No. 238/22 ($ / MW-mes)	SE No. 826/22 ($ / MW-mes)
Medium HI Capacity > 120 ≤ 300 MW	132,000	170,280	243,500	321,421
Small HI Capacity > 50 ≤ 120 MW	181,500	234,135	334,813	441,953
Medium Pumped HI Capacity > 120 ≤ 300 MW	132,000	170,280	243,500	321,421
Renewable HI Capacity ≤ 50 MW	297,000	383,130	547,876	723,196

The payment for power capacity is determined by the actual capacity, hours of unavailability due to programmed and/or agreed maintenance are not computed for the calculation of the remuneration. However, to consider the incidence of programmed maintenance works in power plants, SME Note No. 46631495/19 provided for the application of a 1.05 factor over the power capacity payment.

In the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

Furthermore, for the February 2020 to October 2022 period, an additional remuneration was set for the hours of maximum thermal demand (hmrt), corresponding to the 50 hours with the largest dispatch of thermal generation in each month, divided into two blocks of 25 hours each:

Generation units > 50 MW and ≤ 300 MW

Period	SE No. 31/20		SE No. 440/21		SE No. 238/22
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	39,000	19,500	50,310	25,155	71,943	35,972
Fall - Spring	6,500	-	8,385	-	11,991	-

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Generation units ≤ 50 MW

Period	SE No. 31/20		SE No. 440/21		SE No. 238/22
	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)	First 25 hours ($ / MW-hmrt)	Second 25 hours ($ / MW-hmrt)
Summer – Winter	42,000	21,000	54,180	27,090	77,478	38,739
Fall – Spring	7,000	-	9,030	-	12,913	-

2.1.4.2 Remuneration for generated and operated energy

In the case of thermal power generators, a remuneration was set for generated energy, depending on the type of fuel used, and for operated energy, as shown below:

Remuneration	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)	SE No. 238/22 ($ / MWh)	SE No. 826/22 ($ / MWh)
Generated energy	Between 240 and 420	Between 310 and 542	Between 403 and 705	Between 585 and 1,023
Operated energy	84	108	154	204

It is worth highlighting that if the thermal generation unit operates outside its optimal dispatch, the remuneration for generated energy will be recognised at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

In the case of hydroelectric plants, the following prices were established for generated and operated energy, irrespective of scale:

Remuneration	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)	SE No. 238/22 ($ / MWh)	SE No. 826/22 ($ / MWh)
Generated energy	210	271	388	512
Operated energy	84	108	154	204

The remuneration for operated energy should correspond with the grid’s optimal dispatch; however, the current resolution does not indicate which would be the consequence otherwise.

In the case of pumping hydroelectric power plants, both the generated energy and that used for pumping are considered. Besides, if it works as a synchronous condenser, 60 $/MVAr, and 77 $/MVAr, 110 $/MVAr and 145 $/MVAr are recognised under SE Resolution No. 31/20, and No. 440/21, No. 238/22 and No. 826/22, respectively, for the megavolt-amperes exchanged with the grid when required, in addition to the prices for operated energy.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As from November 2022, a differentiated remuneration scheme applicable to thermal and hydroelectric generators for generated energy at peak hours, was established with a remuneration equivalent to twice the value of the generated energy’s current price at peak hours (18:00 to 23:00) every day in the months of December, January, February, June, July and August, and to one time that value for the same hours in the months of March, April, May, September, October and November.

As regards energy generated from unconventional sources, a single remuneration value was set irrespective of the source used:

Remuneration	SE No. 31/20 ($ / MWh)	SE No. 440/21 ($ / MWh)	SE No. 238/22 ($ / MWh)	SE No. 826/22 ($ / MWh)
Generated energy	1,680	2,167	3,099	3,719

Energy generated before commissioning by the Agency in Charge of Dispatch, will be remunerated at 50% of the above-mentioned remuneration.

2.1.4.3 Transitory additional remuneration

On November 2, 2021, SE Resolution No. 1,037/21 provided as follows: (i) the creation of an exports account in the WEM’s stabilization fund for the accumulation of income from electricity export transactions conducted by CAMMESA, as from the economic transactions for the month of September 2021, for the financing of energy infrastructure works; and (ii) the transitory recognition of an additional remuneration to the one established by SE Resolution No. 440/21 for the economic transactions comprised between September 1, 2021 and February 28, 2022. On November 9, 2021, the SE, through Note NO-2021-108163338-APN-SE#ME, instructed CAMMESA to assume that covered generators have a 70% utilization factor, therefore, 100% of the power capacity remuneration would be paid, and added an amount of $ 1,000/MWh for exported energy, which will be distributed proportionately to the energy generated monthly by each generator.

SE Resolution No. 238/22 canceled the detailed additional and transitory remuneration from the February 2022 economic transaction.

2.1.4.4 Suspension of contracts within the MAT

The suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) provided for by SE Resolution No. 95/13 remains in effect.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.5 Fuel supply for thermal power plants

On December 27, 2019, the Ministry of Productive Development Resolution No. 12/19, restored the centralized scheme in CAMMESA for the supply of fuels for generation purposes (except for generators under the Energy Plus regime and with Wholesale Power Purchase Agreements under Resolution SE No. 287/17).

In December 2020, on account of the implementation of the GasAr Plan (see Note 2.2.4.1.2), SE Resolution No. 354/20 was passed, which established a new dispatch order for generation units based on the fuel supplied for their operation under a centralized dispatch scheme.

SE Resolution No. 354/20 established the gas volumes CAMMESA should prioritize in the electricity dispatch. In this sense, firm volumes to be used by CAMMESA were defined, including: i) volumes corresponding to contracts entered into by CAMMESA with producers acceding to the GasAr Plan; ii) volumes corresponding to contracts executed by adherent producers with generators acceding to the centralized dispatch (these volumes will be discounted by the adherent producers from the applicable quota for which they should enter into contracts with CAMMESA under the GasAr Plan) and; iii) volumes to meet the Take or Pay (“TOP”) obligations under the supply agreement entered into between IEASA and Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”).

Besides, an electricity dispatch priority scheme was set based on the allocation of the natural gas quota taking into consideration the TOP obligations. To this effect, the following priorities were set (within each priority level, the order of agents is set based on the generator’s production cost):

(i)	Dispatch Priority 1: Generators, Self-generators and/or Co-generators supplied with a natural gas quota under a TOP Bolivia condition assigned by IEASA. If a generator with a fuel stocking obligation optionally acquires from IEASA natural gas from Bolivia, this volume will be included in this quota.
(ii)	Dispatch Priority 2: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes up to the TOP of each contract.
(iii)	Dispatch Priority 3: Generators, Self-generators and/or Co-generators supplied by CAMMESA with a natural gas quota from the centralized list of volumes for the Daily Maximum Amount (DMA) less those corresponding to the TOP of each contract.
(iv)	Dispatch Priority 4: Generators, Self-generators and/or Co-generators supplied by CAMMESA with natural gas or LNG coming from other firm commitments undertaken by CAMMESA.
(v)	Dispatch Priority 5: Generators, Self-generators and/or Co-generators supplied with a gas quota from the unassigned, spot natural gas contracts from any source, acquired by CAMMESA and/or the Generator, according to the supply source. In the case of a generator with its own fuel, the maximum amount to be acknowledged will be the corresponding reference prices.

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As regards the costs associated with the supply of these fuels, it was established that the electricity demand will bear, among others, the regulated transportation costs, the cost of natural gas and the applicable TOP obligations.

Generating agents that kept the possibility to purchase their fuel supply (agents under the Energy Plus regime or with Wholesale Purchase Agreements under Resolution SE No. 287/17) could opt in or out of CAMMESA’s unified dispatch, through the operating assignment of the contracted firm transportation and gas volumes, which impact the assigned priority order. Under such assignment, agents should waive all claims regarding the application of SE Resolution No. 354/20.

In the specific case of generators with wholesale power purchase agreements under SE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm transportation and gas volumes committed to supplying Genelba Plus’ CC and Energy Plus contracts, setting certain guidelines for calculating fuel costs to support its Energy Plus contracts. In the case of the supply to Genelba Plus’ CC, the assignment will remain effective during the life of the GasAr Plan, and it may be revoked by the generator with a minimum advance notice of 30 business days. Within this framework, the parties agreed to enter into an addendum to the Wholesale Power Purchase Agreement to establish the modifications regarding this new supply scheme, which execution is pending as of the issuance of these Consolidated Financial Statements.

2.2	Oil and gas

2.2.1 Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319 (enacted in 1967), which empowers the Government to grant exploration permits and concessions to the private sector. Additionally:

(i)	Sets the terms for exploration permits:
-	Conventional exploration: the basic term is divided into two periods of up to three years each, plus an optional extension of up to five years;
-	Unconventional exploration: the basic term is divided into two periods of four years each, plus an optional extension of up to five years; and
-	Continental shelf and off-shore exploitation: the basic term is divided into two periods of three years each, plus an optional extension of one year each.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

(ii)	Sets the terms for exploitation concessions, extensible for 10-year terms:
-	Conventional exploitation concession: 25 years;
-	Unconventional exploitation concession: 35 years; and
-	Continental shelf and off-shore exploitation concession: 30 years.
(iii)	Sets transportation concessions will be granted for the same term than that granted for the originating exploitation concession.
(iv)	Sets prices for payments of exploration and exploitation levy and empowers the enforcement authority to establish the payment of extension and exploitation bonds.
(v)	Establishes a 12% royalty payable by the exploitation concessionaire to the grantor on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas. In the case of extension, additional royalties for up to 3% over the applicable royalties at the time of the first extension, up to a total of 18%, will be paid for the following extensions.
(vi)	Provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.
(vii)	Restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form.

On its part, the Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for the granting of Hydrocarbons Unconventional Exploitations Concessions (“CENCH”) in this province, instrumented through Resolution No. 53/20 dated July 1, 2020 and Resolution No. 142/21 dated November 24, 2021, and later ratified by Provincial Executive Order No. 2,183/21 in December 2021. Companies may request a CENCH based on a development project that will include a pilot plan for a term of up to five years to demonstrate its technical and economic feasibility. Furthermore, if companies request the inclusion in the CENCH of a surface larger than that assigned to the approved pilot plan, the payment of a block extension bond should be included, which value will be associated with the resources expected to be recovered in the extended block, considering the basin’s average price over the last two years. Besides, while the CENCH is in effect, companies should submit continuous development plans and investment commitments, updated annually.

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2 Hydrocarbon exploration and exploitation levy

Law No. 27,007 set the levy values per km2 or fraction to be paid annually and in advance by the permit holder. Exploitation permits will amount to $ 4,500 and exploration permits, to $ 250 in the first period, $ 1,000 in the second period of the basic term, and $ 17,500 during the first year of the extension (with a 25% annual cumulative increase). It is worth highlighting that up to 10% of the levy value payable in the second period of the basic term and the extension may be offset with actual investments per km2.

On September 26, 2019, the Province of Neuquén, pursuant to Provincial Executive Order No. 2,032/19, published new levy values per km2 or fraction effective for this province from 2020. The exploitation levy was set at $ 22,410, and the exploration levy at $ 1,245 for the first period, $ 4,980 for the second period, $ 7,470 for the third period, and $ 87,150 for the extension period.

From 2021, PEN Executive Order No. 771/20 set a maximum levy in pesos equivalent to a certain volume of oil at the average price for the semester before settlement, at BNA’s exchange rate effective on the last business day before payment. This scheme is applicable nationwide (including the Province of Neuquén, which acceded to it under Provincial Executive Order No. 1,656/20). Exploitation permits amount to 8.28 barrels and exploration permits to 0.46 barrels in the first period, 1.84 barrels in the second period of the basic term, and 32.22 barrels in the extension period.

2.2.3. Currency access for incremental oil and natural gas production systems and regional and national supplier’s employment, labor and development promotion system

On May 28, 2022, PEN Executive Order No. 277/22 was published, which established currency access systems for the incremental production of oil (“RADPIP”) and natural gas (“RADPIGN”), as well as the regional and national supplier’s employment, labor and development promotion system (“RPEPNIH”). This executive order, later regulated by PEN Executive Order No. 484/22 dated August 12, 2022, mainly provided for eased access to the MLC for beneficiaries increasing their gas injection levels and/or oil production.

Beneficiaries must meet the following requirements to access the RADPIP and the RADPIGN: (i) be registered with the SE’s oil companies registry; (ii) accede to the system; (iii) attain an incremental oil production or natural gas incremental injection levels; (iv) comply with the RPEPNIH; and (v) be an awardee and fulfill the obligations provided under natural gas production promotion or stimulus programs (exclusively for the RADPIGN).

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Beneficiaries under these systems may access the MLC to make principal and interest payments of commercial or financial liabilities abroad, including liabilities with non-resident affiliates, and to pay earnings and dividends for closed and audited balance sheets and/or the repatriation of direct investments by non-residents. This benefit may be transmitted to direct suppliers. Moreover, access to the MLC under this system will not be subject to BCRA’s prior authorization requirement in case exchange regulations so require.

Currency access benefits for acceding the RADPIP and/or RADPIGN will be taken into consideration and timely discounted.

Regarding the RPEPNIH, supplier development plans guaranteeing regional and national integration will be controlled. Moreover, a hiring scheme is contemplated granting preferences to regional and national goods and/or services suppliers.

On January 16, 2023, SE Resolution No. 13/23 was published in the BO, which regulated the opt-in system and the procedure to obtain the currency access benefit created by PEN Executive Order No. 277/22.

On February 8, 2023, the Company requested the opt-in to both aforementioned regimes and the benefits for the third and fourth quarters of 2022.

2.2.4 Gas Market

2.2.4.1 Natural Gas Production Promotion or Stimulus Programs

2.2.4.1.1 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

On November 16, 2020, Executive Order No. 892/20 was published in the BO, which approved the GasAr Plan to foster the development of the Argentine gas industry based on a bidding mechanism, and instructed the SE to instrument such plan and to set the applicable complementary and clarifying rules.

On November 23, 2020, the SE, through Resolution No. 317/20, launched the “National Public Call for Tenders for the Argentine Natural Gas Production Promotion Plan – 2020-2024 supply and demand scheme” for the award of a volume of 70 million m3 of natural gas per calendar year (CAMMESA plus distributors), which may be modified by the SE to guarantee an optimal domestic supply.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The contract samples stipulated a Deliver or Pay (“DOP”) obligation of 100% per day for producers and a Take or Pay (“TOP”) obligation of 75% per month for CAMMESA and per quarter for distributors. Regarding the payment of contracts with distributors, the Federal Government will bear the monthly difference between the price tendered and that resulting from the tariff schemes through a subsidy payable directly to producers. Under Law No. 27,591, payment of this subsidy is secured by Tax Credit Certificates, which were regulated by SE Resolution No. 125/21 and AFIP General Resolution No. 4,939/21.

Additionally, to access the GasAr Plan producers submitted a plan of investments necessary to maintain the committed production and a national added-value commitment providing for the development of direct local, regional and national suppliers.

On December 15, 2020, Resolution No. 391/20 was published in the BO, awarding the natural gas volumes tendered under GasAr Plan, Round 1. In this sense, out of a total natural gas base volume of 67.42 million m3/day to be purchased, in terms of tendered volume, the Company ranked third in the Neuquina Basin, with an awarded base volume of 4.9 million m3/day at an annual average price of US$ 3.60/MBTU for a term of four years effective as from January 1, 2021.

Additionally, the Company has been one of the three producers tendering an additional volume for the winter period, with the award of 1 million m3/day at US$ 4.68/MBTU, a volume deemed indispensable to accompany the high seasonality of the Argentine demand, reducing gas imports, the consumption of alternative fuels, and the use of foreign-currency reserves.

On March 9, 2021 Resolution No. 169/21 was published in the BO, which awarded natural gas volumes offered under the GasAr Plan, Round 2 Tender. In this sense, the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, and 0.86 million m3/day to meet the winter peak demand for the years 2022 through 2024, at a price of US$ 4.68/MBTU.

Under Resolution No. 984/21 dated October 19, 2021, the SE called for Round 3 under GasAr Plan for 2022 through 2024 inclusive, with injection starting in May 2022. The resolution determined that the cap price for tenders is the maximum price tendered under Round 1. The Company took part in this call, tendering 2 million m3/day for the Neuquina basin at a price of US$ 3.347/MBTU; on November 11, 2021, the SE issued Resolution No. 1,091/21, awarding the tendered volumes and prices.

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.4.1.2 2023-2028 Plan to Reinsure and Encourage Federal Hydrocarbon Production, Domestic Self-Supply, Exports, Imports Substitution, and the Expansion of the Transportation System for all the Country’s Hydrocarbon Basins (“Reinsurance Plan”)

On November 3, 2022, Executive Order No. 730/22 was published in the BO, which amended the GasAr Plan’s scheme approved by Executive Order No. 892/20.

The Reinsurance Plan establishes a new term for the system until December 31, 2028, with the following main objectives: (i) consolidating a new 70 MMm3/d flat block (volumes awarded under GasAr Plan’s Round 1 and 3), excluding winter peaks; and (ii) developing the demand for the incremental volumes to be evacuated using the new transportation capacity following the construction of the Néstor Kirchner Gas Pipeline (TransportAr Program, SE Resolution No. 67/22).

Consequently, on November 14, 2022, SE Resolution No. 770/22 was published in the BO, calling for Tender Rounds 4 for the Neuquina Basin, and 5, for the Del Golfo and Austral Basins.

For the Neuquina Basin, the following calls were made:

(i) Round 4.1: for the extension of the commitments undertaken under Rounds 1 and 3 of the GasAr Plan for 4 additional years, from January 1, 2025 to December 31, 2028, for the same volumes, and with prices equal to or lower than the timely awarded price; and

(ii) Round 4.2: for the award of the following incremental volumes:

(a) Flat Gas: 11 MMm3/day from July 1, 2023 to December 31, 2028, and 3 MMm3/day from January 1, 2024 to December 31, 2028, with prices not exceeding US$ 4 MBTU; and

(b) Peak Gas: 7 MMm3/day from May 1 to September 30, for each of the 2024-2028 and 2025-2028 periods, with prices equal to or lower than US$ 6.9 MBTU and an applicable 1.3 adjustment factor.

The Company participated in Round 4.1, seeking to extend commitments under GasAr Plan’s Rounds 1 and 3 until December 2028 and keeping the originally tendered prices of US$ 3.6 MBTU and US$ 3.347 MBTU, respectively. Moreover, it submitted the following tenders under Round 4.2: (i) Flat Gas: 4.8 million m3/day at a price of US$ 3.485 MBTU from July 1, 2023 to December 31, 2028; (ii) Peak Gas: 3 million m3/day at a price of US$ 5.190 MBTU for the 2024-2028 period and 1.9 million m3/day at US$ 4.770 MBTU for the 2025-2028 period.

On December 22, 2022, through SE Resolution No. 860/22, the Company was awarded the extension of the commitments for Round 4.1 and a 4.8 million m3/day demand associated with flat gas under Round 4.2.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The awards granted to the Company and the contracts executed represent a production commitment of 15.7 million m3/day for winter periods and 13.8 million m3/day for summer periods in 2023-2024. Compared to 2022, this commitment represents a 44% increase in winter production, the period with the largest gas supply needs in the country. As from 2025, the commitment under the Reinsurance Plan will amount to 13.8 million m3/day.

Based on the gas demand curve projected by the SE, the Company will enter into new contracts with CAMMESA, IEASA and distributors.

2.2.4.2 Natural gas for the residential segment and CNG

On May 27, 2022, SE Resolution No. 403/22 provided for an update of new natural gas PIST prices under existing contracts executed within the framework of GasAr Plan’s promotion scheme, reducing the subsidy payable by the Federal Government from June 1, 2022.

Additionally, in the months of February, June and August 2022, public hearings were held to analyze the Plan Gas.Ar portion of the natural gas PIST price to be borne by the Federal Government. It is worth highlighting that SE Resolution No. 610/22 determined a gradual increase in the PIST price distributors will pay for unsubsidized residential consumptions, keeping the subsidized price for the remaining users.

On January 10, 2023, SE Resolution No. 6/23 was published, establishing updates of natural gas PIST prices for contracts executed under the GasAr Plan and the Reinsurance Plan based on the different types of users.

2.2.4.3 Acquisition of Natural Gas for Generation

From December 30, 2019, CAMMESA’s centralization scheme for the supply of fuels for generation was restored (except for generators with Energy Plus and SE Res. No. 287/17 contracts). Since then, CAMMESA has launched successive calls for tenders to cover its monthly consumption. Moreover, from 2021, most gas supplies to CAMMESA are channeled through GasAr Plan, for the volumes committed under this program over an initial term of 4 years.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In addition to GasAr Plan, in 2021 CAMMESA continued calling for tenders on a monthly basis, at a maximum price of US$ 2.3/MBTU until April and US$ 3.5 until August, on an interruptible basis for GasAr Plan awardees and under a 30% DOP clause for the rest. However, from September 2021 these calls were declared unawarded. On the other hand, since mid-July 2021 CAMMESA launched biweekly calls for tenders by GasAr Plan awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in the plan’s Round 1. In 2022, an average of 451 million m3/day were awarded at a price of US$ 3.5/MBTU (of which 276 million m3/day correspond to the Neuquina Basin).

2.2.4.4 Natural Gas Exports

On April 27, 2021, SE Resolution No. 360/21 regulated the new procedure for the authorization of natural gas exports. This resolution contemplates exports on a firm and preferential basis for GasAr Plan’s awardees, and sets a minimum sale price equivalent to the summer price awarded in Round 1. In this manner, the Company, as an awardee under GasAr Plan, may make firm exports during the summer period, extendable to the winter period when there is an oversupply in a specific basin and with the prior approval of the applicable authority.

In May and December 2021, Pampa was granted permits to export gas to Chile on a firm basis for a maximum volume of 1.5 million m3/day and 1.22 million m3/day for the October 2021 – April 2022 and January – April 2022 periods, respectively. Besides, between September and December 2021, new interruptible permits to Chile, Brazil, and Uruguay were added, with expirations between November 2022 and December 2024.

Under GasAr Plan, in August 2022 the Company was cleared to export gas to Chile on a firm basis for a maximum volume of 1,492 MMm3/d for the October 2022 – April 2023 period.

On November 17, 2022, SE Resolution No. 774/22, which supersedes SE Resolution No. 360/21, was published in the BO. This resolution establishes a new proceeding delimiting four export areas: the Neuquina Basin and the Austral Basin with summer quotas (October 2023-April 2024 period) of 9 MMm3/day and 2 MMm3/day, respectively, and the Noroeste Basin and other areas with no quota definition.

The distribution of firm summer quotas among producers is made considering (i) the share of the producer’s volume in the basin’s total volume, and (ii) the highest discount in the weighted-average price discount per volume against the basin’s incremental volume.

The minimum reference price is set at the higher of the Brent quotation percentage determined by the SE and the average price awarded, adjusted by the seasonal index, with the authorization to withdraw volumes from the contracts executed under GasAr Plan and/or the Reinsurance Plan with CAMMESA and/or ENARSA.

34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, for the Neuquina Basin, firm exports for 3 million m3/day will be authorized for the May-June 2023 period, to be apportioned among producers awarded under Round 4.2 - Flat Gas for the July 1, 2023-December 31, 2028 period.

It is worth highlighting that a natural gas export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, established an export duty exemption as long as the international Brent price was equal to or below US$45/bbl. The rate would rise gradually in line with the international reference price until reaching 8%, the cap to be recognized when Brent equals or exceeds US$60/bbl. Since February 2021, the rate has remained at 8%.

2.2.4.5 “TransportAr National Production” Pipelines System Program

On February 9, 2022, SE Resolution No. 67/22 was published in the BO declaring the construction of “President Néstor Kirchner Pipeline” of national public interest. This pipeline will transport natural gas through the Province of Neuquén, the Province of Buenos Aires, and the Province of Santa Fe.

Moreover, it created the TransportAr Production Gas Pipelines System Program to execute the works necessary to expand the system’s transportation capacity including a list of pipeline works to be executed by IEASA or through third parties to promote development, production growth, and natural gas self-supply, among other objectives.

On August 10, 2022, Argentine authorities signed contracts for the Stage 1 Néstor Kirchner Gas Pipeline construction, that will connect the cities of Tratayén (Neuquén) with Salliqueló (Buenos Aires) and will cross the provinces of Río Negro and La Pampa. As of the issuance of these Consolidated Financial Statements, the aforementioned construction is underway, and commissioning is expected for June 2023.

Later, PEN Executive Order No. 76/22, published on February 14, 2022, granted IEASA a 35-year transportation concession of President Néstor Kirchner pipeline under Law No. 17,319 and the power to contract, plan, execute and call for tenders for the construction of the infrastructure works under the Program. IEASA may enter into transportation capacity freely-negotiated agreements with producers and/or carriers to construct or expand all or part of the pipeline. This transportation capacity will not be covered by tariffs approved by ENARGAS, which will apply to the remaining transportation capacity not committed under these agreements. This executive order grants YPF priority to hire the capacity that can be freely negotiated by IEASA. Moreover, IEASA may fully or partially assign ownership of its concession to YPF.

Besides, the “Argentine Gas Development Fund” administrative and financial trust was created, with IEASA as trustor and beneficiary, to finance works under the program, including the repayment of principal and interest services of the trust securities to be issued thereunder. The trust estate administrator and trustee will be Banco de Inversión y Comercio Exterior S.A.

35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.5 Oil market

2.2.5.1 Crude oil price

As of this date, there is no reference price for the sale of crude oil in the domestic market. However, considering pump prices for fuels, local refining companies are validating prices below the export parity.

Just as with natural gas exports, a crude oil export duty has been in effect since May 2020. PEN Executive Order No. 488/20, issued on May 19, 2020, provided for an export duty exemption as long as the international Brent price was equal to or below US$ 45/bbl, rising gradually as the international reference price increased until reaching 8%, the cap to be recognised when the reference price equals or exceeds US$ 60/bbl. Since February 2021, the rate has remained at 8%.

2.2.5.2 Oil transportation

In fiscal year 2022, Oldelval, as holder of the national liquid hydrocarbons transportation concession, launched a call for tenders to award and hire the firm transportation service for the Allen - Puerto Rosales oil pipeline tranche for a capacity of up to 50,000 m3/day.

This volume has been fully awarded, and the necessary execution contracts have been entered into, effective until the termination of the transportation concession term in 2037. Pampa was awarded 1,002 m3/day.

Under Oldelval’s call for tenders, the company Oiltanking Ebytem launched a call to increase the oil dispatch capacity for up to 50,000 m3/day and the storage capacity for up to 300,000 m3. These expansions will be allocated exclusively to oil exports. Pampa was awarded a 1,002 m3/day dispatch capacity and oil storage capacity for 6,008 m3.

2.3	Gas Transportation

2.3.1 TGS’s Tariff situation

On March 30, 2017, TGS executed the 2017 Integral Agreement which was ratified on March 27, 2018, through PEN Executive Order No. 250/18. This executive order represents the conclusion of the RTI process and terminates all transitional agreements celebrated by TGS.

36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The 2017 Integral Agreement set the guidelines for the provision of the natural gas transportation service until the end of the license, among these guidelines approved: (i) a tariff increase was granted in installments for TGS as from April 1, 2017; (ii) a Five-Year Investment Plan to be executed by TGS between April 2017 and March, 2022; and (iii) a non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments considering IPIM published by INDEC subject to ENARGAS’ approval.

In the public hearing held on September 4, 2018, in which TGS requested, based on the variation of the IPIM recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/18 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the IPIM, the construction cost index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018. ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution No. 4,362/17, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the IPIM to determine the tariff increase. TGS notified ENARGAS of its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/19 approved, effective as from April 1, 2019, a 26% increase in tariff schemes applicable to the natural gas transportation utility by TGS current as of March 31, 2019. In accordance with current regulations, ENARGAS considered the evolution of the IPIM update index between the months of August 2018 and February 2019 to define six-monthly adjustments to TGS’ tariffs.

As regards the semi-annual tariff update which should have become effective as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/19, later amended by Resolution No. 751/19, postponed its application until February 1, 2020. This deferral resulted in the revision and adjustment of the Five-Year Investment Plan execution, in the same proportion as the foregone income for TGS.

On December 16, 2020, PEN Executive Order No. 1,020/20 was passed within the framework of the Solidarity Law. This executive order launched the renegotiation of the RTI concluded in 2018 within a term of 2 years. During this term, renegotiation agreements in force are suspended. On December 7, 2022, PEN Executive Order No. 815/22 was published in the BO, extending the renegotiation term for 12 months until December 16, 2023.

Additionally, the Solidarity Law, PEN Executive Order No. 1,020/20 and PEN Executive Order No. 1815/22 provide for the administrative intervention of the ENARGAS.

37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The public hearing called by ENARGAS to discuss the RTT pursuant to the provisions of PEN Executive Order No. 1,020/20 took place on March 16, 2021. In this respect, TGS, without waiving the whole of its percentage share of tariff recomposition, alternatively submitted in the hearing its tariff increase proposal, assessed at 58.6% as from April 1, 2021. This increase was assessed based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated taking into consideration the evolution of the inflation rate over a 12-month period as from its beginning. The requested increase only contemplated the funds necessary to meet its obligations as licensee.

Additionally, TGS denied and dismissed the arguments raised in the public hearing, which considered that the current natural gas transportation tariff is not fair or reasonable given the alleged existence of serious flaws in the administrative acts resulting from the proceedings for the last RTI established for TGS.

On April 28, 2021, ENARGAS submitted to TGS the 2021 Transitional Agreement (“RTT 2021”), which: (i) does not grant a transitory tariff update, keeping unchanged the tariff schemes approved by ENARGAS in April 2019; (ii) provides that, as from May 2021 and until the Final Renegotiation Agreement enters into effect, ENARGAS will recalculate the transportation tariffs effective at the time, with validity as from April 1, 2022.; (iii) does not establish a mandatory investment plan; and (iv) establishes the prohibition to distribute dividends, early cancel financial and commercial debts taken on with shareholders, acquire other companies, or grant loans.

On April 30, 2021 and through a note sent to this body, TGS expressed that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for TGS to enter into the RTT 2021.

On June 2, 2021, ENARGAS issued Resolution No. 149/21 approving an RTT 2021 for TGS effective as from that date. Moreover, the National Ministry of Economy and ENARGAS issued Joint Resolution No. 1/21 approving the proceedings under the renegotiation process developed by ENARGAS pursuant to PEN Executive Order No. 1,020/20, stating that it was not feasible to reach an agreement on a transitional tariff update.

Given this situation, in July 2021, TGS filed motions for reconsideration, subsidiarity filing a hierarchical appeal, before the PEN, the National Ministry of Economy and ENARGAS according to the respective jurisdictions of each of these bodies in the passing of the regulations associated with Resolution No. 149/21, requesting the declaration of nullity of the RTT 2021 and the reinstatement of the RTI.

38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The challenges are based on: (i) the illegality of Executive Order No. 1,020/20, as it does not observe the delegation lines provided for by Act No. 27,541 and, as it does not meet the requirements established by the Constitution for the dictation of this regulation; (ii) the extension of the emergency period beyond that established by the Congress; (iii) the tariff renegotiation under Act No. 24,076 is not performed; (iv) the disregard for the principle of fair and reasonable tariffs, and the rights acquired by TGS under the license, the Contractual Adjustment Memorandum of Understanding and the RTI; and (v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations provided for by both the Administrative Procedures Act and the License Basic Rules.

In turn, the restrictions on the management and administration of TGS have been challenged for lacking legal justification, as the emergency declared by Act No. 27,541 only empowered the PEN to renegotiate the RTI, but not the License. The challenges and the request for reinstatement of the RTI have been filed notwithstanding TGS’s right to the payment of the compensations it is entitled to on account of the breach of the RTI as from April 2019.

On November 15, 2021, TGS filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. This presentation seeks to request compensation due to TGS for the non-application of the semi-annual adjustment methodology set by the RTI and approved by Resolution 4,362 between October 1, 2019 and June 1, 2021.

Moreover, TGS seeks compensation for the damages sustained by the freeze resulting from the failure to apply the semi-annual adjustment methodology set by the RTI for this period.

On January 19, 2022, a new public hearing was held within the framework of ENARGAS Resolution No. 518/21 to address the transition tariff update under PEN Executive Order No. 1020/20. In this hearing, aiming to reach a final agreement and restore the economic and financial equation, TGS requested a transition tariff adjustment in two stages for 2022 for a total of 106%, given the evolution of operating costs and the main macroeconomic indicators.

Later, on February 1, 2022, TGS received from ENARGAS the proposed Renegotiation Transition Agreement (the “RTT 2022”), which was approved by TGS’s Board of Directors on February 2, 2022, and by the applicable governmental bodies on February 18, 2022. The RTT 2022 included certain terms similar to the RTT 2021, with the specific provision that it granted TGS a 60% tariff increase effective from March 1, 2022.

The RTT 2022 was ratified through PEN Executive Order No. 91/22, effective from February 23, 2022. On February 25, 2022, ENARGAS Resolution No. 60/22 was published in the BO, launching the tariff schemes contemplated in the RTT 2022.

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

It is worth highlighting that, as provided in the RTT 2022, TGS undertook not to initiate new claims, remedies, lawsuits, or any kind of actions; and/or to suspend, keep suspended or extend the suspension of all claims and remedies associated in any way with the current RTI renegotiation, Law No. 27,541, Decrees No. 278/20 and No. 1,020/20.

On December 7, 2022, ENARGAS issued Resolution No. 523/22 calling for a public hearing, to be held on January 4, 2023, to consider the transitional tariff update for the natural gas transportation utility.

As of the issuance of these Consolidated Financial Statements, TGS is working jointly with ENARGAS to conduct the RTI process that will allow the company to receive a fair and reasonable tariff in line with the provided natural gas transportation utility service.

2.3.2 Regulatory framework of the segment of Production and Commercialization of Liquids

2.3.2.1 Domestic market

The production and commercialization of liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

GLP domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the Argentine Government through the public office in charge, that set forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply.

In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually. On March 30, 2015, the PEN issued Decree No. 470/15, regulated by SE Resolution No. 49/15, which created the “Household Plan” and sets a maximum reference price for the members of the commercialization chain in order to guarantee the supply to low-income residential user, by committing the GLP producers to supply at a fixed price with a quota assigned to each producer. Additionally, payment of compensation to the Household Plan participating producers was established.

TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In addition, TGS is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producers by which it undertakes to supply propane to induced propane gas distributors and sub- distributors through at a price lower than the market price. In compensation, TGS receives an economic compensation calculated as the difference between the sale price and the export parity determined by the SE.

As it has been previously mentioned, participation in the Household Plan results in economic and financial damage to TGS, since under certain circumstances products would be sold at prices below their production costs.

As of December 31, 2022, the Argentine Government owes TGS $ 3,768 million under these items.

2.3.2.2 Foreign market

Executive Order No. 488/20 regulated the rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, which ranges between 0% and 8% depending on the price of the “ICE Brent first line” barrel. If this price is below US$ 45, the rate is 0%. Instead, if the price equals or exceeds US$ 60, an 8% rate is paid, and the rate is variable if the price is between US$ 45 and US$ 60.

2.4	Transmisión

2.4.1 Transener and Transba tariff situation

On February 25, 2022, the ENRE communicated Resolutions No. 68/22 and 69/22 approving the new hourly remuneration values effective from February 1, 2022, establishing a 25% and 23% increase compared to the values effective from 2019 for Transener and Transba, respectively. Considering the difference between the presented financial and economic projections and the values finally approved by the ENRE, a motion to review the records and the respective preliminary challenges was submitted. Moreover, on March 15, 2022, the applicable motions for reconsideration against these resolutions were filed. Consequently, under Resolutions No. 147/22 and 148/22, on May 9, 2022 the ENRE partially upheld the filed motions and modified the hourly remuneration values effective from February 1, 2022, establishing a 67% and 69% increase over the values effective from August 2019 for Transener and Transba, respectively.

41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Since August 2022, Transener and Transba filed notes and held meetings with the SE and the ENRE requesting an update to the transitional tariffs effective from September 2022, chargeable against the increase to be assessed for 2023. To this effect, the 2023 economic and financial projection was presented with an explanatory document and a detail of the projected investment plan. Moreover, a presentation was made to CAMMESA’s Board of Directors to put the criticality of the transportation sector on record.

Under Resolution No. 539/2022, on October 20, 2022 the ENRE called for a public hearing on November 30, 2022 to inform of and gather feedback on the electricity transmission utility concessionaires’ proposals towards a transitional tariff update under the RTI Renegotiation Process before defining the tariffs applicable by the concessionaires.

Furthermore, on December 6, 2022, PEN Executive Order No. 815/22 extended for one-year term PEN Executive Order No. 1,020/20 published on December 17, 2020, through which initiated RTI renegotiation within up to 2 years from its publication.

Later, on December 29, 2022, aiming to preserve in 2023 the purchasing power of the revenues established in Resolutions No. 147/22 and 148/22, the ENRE issued Resolutions No. 698/22 and 702/22 setting the hourly remuneration values effective from January 1, 2023, and establishing a 154.5% and 154.1% increase over the February 2022 values for Transener and Transba, respectively.

2.5	Regulations on access to the MLC

In 2020, BCRA introduced measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated with transactions with stock market assets by companies and the disposal of liquid foreign assets.

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

To access the MLC in terms of expenditures without BCRA’s prior authorization, it is necessary to file an affidavit certifying that all foreign-currency holdings in the country are deposited in accounts with local financial institutions and that it no available liquid foreign assets are held for an amount equivalent to or higher than US$ 100,000. In case such liquid foreign assets exceed the amount of US$ 100,000, an additional affidavit could be submitted according to the applicable provisions. To such effects, the term “liquid foreign assets” will comprise, among others: holdings of foreign currency notes and coins, availability of gold in the form of good delivery bars or coins, sight deposits in foreign financial entities, holding of Argentine certificates of deposit (“CEDEAR”) and other investments allowing for the immediate availability of foreign currency (for example, investments in foreign public securities, funds in investment accounts deposited with investment managers located abroad, crypto assets, funds deposited in payment service providers’ accounts, etc.). On the other hand, the following will not be considered available liquid foreign assets: funds deposited abroad that may not be used by the customer as they are reserve or guarantee funds created under foreign debt contracts, or funds kept as collateral for foreign transactions with derivatives entered into abroad.

Furthermore, in case access to the MLC has been requested, it is mandatory to enter and settle in the MLC, within a term of five business days after they become available, foreign funds originating from the collection of loans granted to third parties, the collection of time deposits or the sale of any kind of asset, in case the asset has been acquired, the deposit has been made or the loan has been granted after May 28, 2020.

As regards transactions with stock market assets is established: (i) the presentation of an affidavit declaring that, on the date of access to the MLC and in the previous 90 calendar days, no domestic sales of securities to be settled in foreign currency, exchanges of securities issued by foreign active residents, transfers of securities to foreign depositary entities, local acquisitions of securities issued by non-residents and settled in pesos, acquisitions of CEDEAR representing foreign shares (from July 22, 2022), acquisitions of private debt securities issued in a foreign jurisdiction, or deliveries of funds in domestic currency or other domestic assets (except for foreign-currency funds deposited with local financial entities) to any natural or legal, resident or non-resident person, and whether or not affiliated, receiving as prior or subsequent consideration, whether directly or indirectly, on its own or through any affiliate, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad and, lastly, the commitment not to perform any of the detailed transactions for 90 calendar days following the request for access to the MLC should be evidenced; and (ii) that security transactions concerted abroad and securities acquired abroad may not be settled in pesos in the country. Moreover, if the customer is a legal entity, as an additional requirement to access the MLC, it also provided for an additional affidavit stating: (a) details of the individuals or legal entities exercising a direct control relationship over the customer, according to BCRA’s regulations; and (b) that on the day access to the MLC is requested and in the previous 90 calendar days, no local-currency funds or other liquid domestic assets have been delivered in Argentina to any individual or legal entity exercising a direct control relationship over it, except for those directly associated with regular transactions for the acquisition of goods and/or services. The requirement stated in item (b) will be deemed duly met if the customer submits an affidavit regarding transactions with securities of each individual or legal entity pursuant to the current exchange regulations.

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

BCRA’s prior authorization to access the MLC to cancel the principal of foreign financial debts with foreign affiliates is required up to and including December 31, 2023. Furthermore, the BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until December 31, 2023, based on the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

On October 2022, the Integral Import Monitoring System (“SIMI”) and the Integral Foreign Payments Monitoring System (“SIMPES”) were replaced by the Argentine Republic’s Imports System (“SIRA”) and the Argentine Republic’s Imports and Foreign Service Payments System (“SIRASE”), respectively. Moreover, BCRA established that no more advance, sight, or deferred without clearance payments may be made through these new mechanisms, except for certain cases contemplated in the regulation.

Regarding imports, BCRA’s prior authorization to access the MLC is required to make payments to import certain goods abroad or cancel the principal of debts originating from the import of goods by companies. Additionally, before executing payments for the import of goods, entities should verify that the affidavit requested from the customer is compatible with BCRA’s existing data. Additionally, the BCRA created a registry of foreign exchange information of goods exporters and importers as a requirement to access the MLC to perform forex outflow transactions, including swaps and arbitrations. The Company has been declared an obliged subject by the BCRA; it has completed its enrollment in this registry and is under a duty to report any change in the recorded information within 15 business days of its occurrence.

Additionally, in October 2022, the BCRA introduced adjustment to foreign exchange regulations, establishing, among other provisions, access to the MLC for subjects obtaining certifications under currency access systems for the incremental production of oil and/or natural gas pursuant to PEN Executive Order No. 277/22 (see Note 2.2.3), for up to the amount of each certification, to be allocated to the payment of: (i) principal and interest of commercial or financial liabilities abroad, including liabilities with non-resident affiliates, (ii) earnings and dividends for closed and audited balance sheets; and/or (iii) the repatriation of direct investments by non-residents. RADPIP and/or RADPIGN beneficiaries should appoint a single domestic financial entity responsible for issuing such certifications and recording the amounts recognized by the SE and the applicable period.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6	Tax regulations - Main tax reforms

Pursuant to Law No. 27,430, Law No. 27,541, Law No. 27,630, and Law No. 27,701 several modifications were introduced in the tax treatment, the key components of which are described below:

2.6.1 Income tax

2.6.1.1 Income tax rate

Pursuant to Law No. 27,430, the income tax rate for Argentine companies would be gradually reduced from 35% to 30% for fiscal years beginning from January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on or after January 1, 2020. However, Law No. 27,541 suspended the tax rate reduction planned for fiscal year 2020, keeping the rate at 30%.

On June 16, 2021, Law No. 27,630 was published in the BO, which modified the income tax rate effective for fiscal years starting as from January 1, 2021 inclusive. This modification provides for the application of a tiered rate scheme and, if applicable, a fixed tax according to the accumulated net taxable income tier: (i) for accumulated net income of up to $ 5 million, it establishes a 25% rate; (ii) for accumulated net income between $ 5 and $ 50 million, it establishes a fixed tax of $1.25 million plus a 30% rate over the surplus of $ 5 million; and (iii) for accumulated net income above $ 50 million, it establishes a fixed tax of $ 14.75 million plus a 35% rate over the surplus of $50 million. The accumulated net income amount will be adjusted yearly, as from January 1, 2022, taking into consideration the annual CPI variation published by the INDEC.

The effect of the changes on deferred tax corresponding to comparative periods pursuant to the above-mentioned tax reform was recognised, considering the effective rate expected to be applicable at deferred assets and liabilities realization year, in “Effect of tax rate change in the deferred tax” under “Income tax” of the Consolidated Statement of Comprehensive Income (Note 10.5).

On August 16, 2022, AFIP’s General Resolution No. 5,248/22 was published in the BO, whereby the AFIP established a one-time income tax prepayment by taxpayers and responsible persons listed in Section 73 of Law No. 20,628, as amended, meeting the following parameters: (i) an assessed tax for the 2021 or 2022 tax period of at least $ 100 million, or (ii) taxable income, without deducting accumulated tax losses, of at least $ 300 million. As of issuance of these Consolidated Financial Statements, the Company and its subsidiaries paid an income tax prepayment for $ 1,863 million.

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6.1.2 Tax on dividends

Law No. 27,430 and modifications introduced by Law No. 27,541 and Law No. 27,630, established a 7% tax on dividends derived from earnings accrued during fiscal years beginning as from January 1, 2018, which be distributed by Argentine companies to individuals, undivided estates or beneficiaries residing abroad.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

2.6.1.3 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the CPI published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed 100% over the 36 months preceding the closing of the fiscal period to be settled; alternatively, for the first, second and third fiscal year as from its effective date, this proceeding will apply in case the accumulated variation in such price index, calculated from the beginning of the first fiscal year to the closing of each fiscal year, are higher than 55%, 30% and 15% for the years 2018, 2019 and 2020, respectively.

Law No. 27,541 provided that, as regards the positive or negative fiscal inflation adjustment determined as a result of the application of the adjustment provided for by Title VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, one-sixth should be charged in that fiscal period and the remaining five sixths, in equal parts, in the five immediately following fiscal periods.

On December 1, 2022, Law No. 27,701 was published in the BO, which established that taxpayers determining a positive inflation adjustment in the first and second fiscal year starting from January 1, 2022 (inclusive) may allocate one-third in that fiscal period and the remaining two-thirds, in equal parts, in the two immediately following fiscal periods. This computation only applies to subjects making investments in the purchase, construction, manufacture, production or final import of property, plant and equipment, except automobiles, during each of the two fiscal periods immediately following that in which the computation of the first third of the period in question exceeds or equals $ 30,000 million. Failure to comply with this requirement will result in the loss of this benefit.

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As of issuance of these Consolidated Financial Statements, this provision has not yet been regulated.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable (see Note 10.5).

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB, are expressed in million dollars and were approved for their issuance by the Board of Directors on March 9, 2023. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

This consolidated financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

These accounting policies have been applied consistently by all Group companies. Additionally, certain non-significant reclassifications have been made to financial statements presented with comparative purposes to keep the consistency in the presentation with the amounts of the current year.

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these Consolidated Financial Statements are explained below.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2022 and adopted by the Company

The Company has applied the following standards and/or amendments for the first time as of January 1, 2022:

-	IFRS 3 “Business combination” (amended in May 2020).
-	Annual Improvements to IFRS Standards - 2018-2020 cycle (issued in May 2020).
-	IAS 16 “Property, Plant and Equipment” (amended in May 2020).
-	IAS 37 “Provisions, contingent liabilities and contingent assets” (amended in May 2020).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2	New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company
-	IFRS 17 - “Insurance Contracts”: issued in May 2017 and modified in June 2020 and December 2021. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. Its application will not have a significant impact on the Company’s operating results or financial position.
-	IAS 1 - “Presentation of financial statements”: amended in February 2021. It incorporates amendments to the information to be disclosed on accounting policies. Amendments are applicable to fiscal years starting on or after January 1, 2023, allowing for early adoption. Its application will not have a significant impact on the Company’s operating results or financial position.
-	IAS 8 - “Accounting Policies”: amended in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s operating results or financial position.

48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

-	IAS 12 - “Income Tax”: amended in May 2021. It incorporates modifications regarding the recognition of deferred tax related to assets and liabilities that arise from a single transaction, giving riso to equal taxable and deductible temporary differences. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s operating results or financial position.
-	IFRS 16 - “Leases”: amended in September 2022. It incorporates amendments on sale and leaseback transactions. Amendments are applicable to fiscal years starting on or after January 1, 2024, allowing for early adoption. Its application will not have a significant impact on the Company’s operating results or financial position.
-	IAS 1 - “Presentation of financial statements”: amended in January 2020, July 2020 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current and provides clarification on the treatment to be given to liabilities with covenants. Amendments are applicable to fiscal years starting on or after January 1, 2024, allowing for early adoption. Their application will not have a significant impact on the Company’s operating results or financial position.
4.3	Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded in U.S. dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates.

4.3.2 Foreign-currency transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on each transaction date or valuation date, when items are remeasured. Foreign exchange gains and losses arising on the settlement of monetary items and on translating monetary items at the closing of the fiscal year using year-end exchange rate are recognised within the financial results in the statement of comprehensive income, with the exception of capitalized amounts.

4.3.3 Group entities’ translation into functional currency

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the Company’s functional currency using the year-end exchange rate. The results generated by the application of IAS 29 adjustment mechanism for hyperinflationary economies, on the opening equity measured in functional currency are recognised under “Other comprehensive income”.

4.3.4 Presentation of Other comprehensive income within the Company’s equity

The Company classifies and directly accumulates within equity, in the retained earnings line, the results generated by the application of the IAS 29 adjustment mechanism on the opening retained earnings, while the remaining results are presented in a separate component of equity and accumulated until the disposal of the foreign operation in “Other comprehensive income”, in accordance with IAS 21.

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4	Principles of consolidation and equity accounting

4.4.1 Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The Group ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (see Note 4.4.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

4.4.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.4.4 below), after initially being recognised at cost.

4.4.3 Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, according to IFRS 11. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has both joint operations and joint ventures.

4.4.3.1 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses. These have been incorporated in the Consolidated Financial Statements under the appropriate headings.

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.4.3.2 Joint ventures

Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost (see Note 4.4.4 below).

4.4.4 Equity Method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows: (i) goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is not amortised, and (ii) any excess of the net fair value over the cost is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss.

Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, together with any long-term interests that, in substance, form part of the net investment, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described below in Note 4.9.

4.4.5 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i)	the fair value of the transferred assets,
(ii)	the liabilities incurred to the former owners of the acquired business,
(iii)	the equity interests issued by the group,
(iv)	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
(v)	the fair value of any pre-existing equity interest in the subsidiary.

51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values in the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of: i) the consideration transferred, ii) the amount of any non-controlling interest in the acquired entity, and iii) the acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If the fair value of the net identifiable assets of the business acquired exceeds those amounts, the gain on bargain purchase is recognised directly in profit or loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

4.4.6 Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in “Other reserves” within equity attributable to owners of the Company.

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, this means that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

4.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

4.6	Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognised at acquisition cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs. Revenues and costs arising from the sale of elements obtained during the start-up process are charged to the profit and loss of the period.

53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost less any loss due to impairment, if applicable.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the sale price with the carrying amount, stated in terms of the measuring unit current at the disposal date.

4.6.1	Depreciation methods and useful lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	3 - 5 years
Furniture, fittings and communication equipment:	5 years
Computer equipment and software:	3 years
Tools:	10 years
Equipment and machinery:	10 - 30 years

If appropriate, the depreciation method is reviewed and adjusted at the end of each year.

54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.6.2 Asset retirement obligations and wind turbines decommissioning

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning in wind farms, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognised. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

4.7	Intangible assets
4.7.1	Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired on the date of acquisition.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s CGU or group of CGU that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

4.7.2	Concession arrangements

Concession arrangements corresponding to hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization less depreciation a less any accumulated impairment. They are amortized following the straight-line method based on useful life, which corresponds to the life of each concession agreement.

55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.7.3	Identified intangible assets in acquired investments

Corresponds to intangible assets identified in the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.7.4 Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life under the cost model. They are recognised at acquisition cost less any accumulated impairment.

4.8	Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations (see Note 4.6.2).

According to the successful efforts method of accounting, exploration costs (including geological and geophysical costs), excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.9	Impairment of non-financial long-lived assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The remaining non-financial long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.10	Financial assets
4.10.1	Classification

The Group classifies its financial assets in the following categories:

(i)	those that are subsequently measured at fair value, and
(ii)	those that are subsequently measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flow characteristics.

Gains and losses from financial assets measured at fair value, will be recorded in the Statement of Comprehensive Income or in the Other Comprehensive Income.

Investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may make an irrevocable election at initial recognition to present subsequent changes in other comprehensive income. The Company's election was to recognize changes in fair value through profit and loss.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.10.2	Recognition and derecognition

The conventional purchases and sales of financial assets are accounted for at settlement date. Financial assets are derecognised when contractual rights to the cash flows from the financial assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of ownership of the asset.

4.10.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognised in profit or loss and disclosed in “Changes in the fair value of financial instruments” within “Other financial Results. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognised in profit or loss when the financial asset is derecognised or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures equity investments at fair value. Dividends from such investments continue to be recognised in profit or loss as long as they represent a return on investment.

4.10.4	Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost and financial instruments at fair value through other comprehensive income, if applicable.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.10.5	Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.11	Trade and other receivables

Trade receivables and other receivables are recognised at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if applicable.

The Company recognizes provisions for impairment on trade and other receivables based on expected credit loss model described in Note 4.10.4. Trade receivables are written off when there is no reasonable expectation of recovery. The Company considers the following default indicators: i) voluntary reorganization proceedings, bankruptcy or initiation of judicial demands; ii) insolvency implying a high impossibility of collection and iii) past due balances greater than 90 days.

Where applicable, provisions for impairment on tax credits have been recognised based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.12	Derivative financial instruments and hedging account

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques. Subsequent accounting of changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company may designate derivative financial instruments in the following categories:

(i)	fair value hedge of recognised assets or liabilities or over firm commitment (fair value hedge);
(ii)	cash flow hedges of a particular risk associated with recognised assets and liabilities and highly probable future transactions (cash flow hedges), or
(iii)	net investment hedge in foreign operation (net investment hedges).

59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

At the beginning of the hedge relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, even if it is expected that changes in the cash flows of the hedging instruments offset changes in the cash flows of the hedged items. The Group documents its objective and risk management strategy to carry out its hedging operations.

Changes in the measurement of derivative financial instruments designated as cash flow hedge, which have been determined as effective, are recognised in equity. The gain or loss related to the ineffective portion is recognised immediately in profit or loss. Changes in the measurement of derivative instruments that do not qualify for hedge accounting are recognised in profit or loss.

The Company has not formally designated financial instruments as hedging instruments.

4.13	Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation business segment.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognised in the statement of income when the inventories are overstated.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.14	Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

An impairment loss is recognized for any initial or subsequent write-down of the asset until fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. The gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets or group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation, that is, an item which has been disposed of or classified as held for sale; and (i) it represents a significant business line or geographic area which may be considered separate from the rest; (ii) it is part of a single coordinated plan to dispose of a significant business line or operating geographic area which may be deemed separate from the rest; or (iii) it is a subsidiary entity acquired solely for the purpose of reselling it; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

4.15	Cash and cash equivalents

For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities in the Consolidated Statement of Financial Position and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.16	Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

All equity accounts have been restated in terms of the measuring unit current as of December 31, 2018, with the exception of Share capital and Treasury shares, which represent the subscribed and paid in, and the outstanding treasury capital, respectively. The adjustment resulting from its restatement as of December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

As from the change in functional currency, on January 1, 2019 the Company discontinued the preparation and presentation of financial statements under IAS 29, and has considered equity figures expressed in terms of the measuring unit current as of December 31, 2018 as the basis for subsequent financial statements’ amounts.

4.16.1	Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

4.16.2	Share premium

It includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.
(iii)	The difference between the proportional equity value registered before the merger of the subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

4.16.3	Legal reserve

In accordance with the Argentine Commercial Companies General Law, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve is reduced, dividends may not be distributed, until such amount is reached.

62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16.4	Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

4.16.5	Other reserves

It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

4.16.6	Retained earnings

Comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of Shareholders' meeting, as long as they are not subject to legal restrictions. Earnings comprise current earnings, prior years' earnings that were not distributed, translation differences which are directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS.

General Resolution No. 593/11 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders have complied with these requirements.

4.16.7	Other comprehensive income

It includes gains and losses from the remeasurement process of foreign operations and the translation differences which are not classified and directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4 and actuarial gains and losses for defined benefit plans and the related tax effect.

4.16.8	Dividends distribution

Dividend distribution to Company shareholders is recognised as a liability in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements, which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.17	Compensation plans

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

4.17.1	Compensations payable in cash:

Compensation Agreements – Senior Management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap over the Company’s adjusted operating income. With the purpose of avoiding duplication, any analogous compensation paid to senior managers by any of the Company’s subsidiaries will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

The reasonable value of the received services is measured through a share appreciation estimate using the Black-Scholes-Merton financial valuation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

4.17.2	Compensations payable in shares

Stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares. The Company’s Board of Directors approves the market acquisition of own shares as a means of implementing the Plan (see Note 13.1.2).

The number of shares is calculated as from a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

4.18	Trade payables and other payables

Trade payables and other payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.19	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings, using the effective interest method.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

If a debt contract is amended or swapped, the Company records the cancellation of the original liability and discloses a new financial liability if the new conditions are substantially different from the original ones.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

4.19.1	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

4.20	Employee benefits
4.20.1	Short-term obligations

Payroll liabilities, including non-monetary benefits and accumulated sick leave expected to be settled in full within 12 months after the end of the reporting period in which the employees provide the associated service are recognised for the amount expected to be paid when the liabilities are settled. The liabilities are disclosed as Salaries and social security payable in the consolidated statement of financial position.

65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.20.2	Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

Additionally, the Company operates several defined benefit plans. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognised in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognised in other comprehensive income (loss) in the period in which they arise and past service costs are recognised immediately in the statement of income (loss).

4.21	Provisions, contingent liabilities and contingent assets

Provisions are recognised when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the Consolidated Financial Statements based on assumptions and methods considered appropriate and taking into account the opinion of Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability, as of the date of the financial statements. The increase in the provision due to the passage of time is recognised within other financial results.

66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent liabilities.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity.

Contingent assets are not recognised. The Company discloses in notes to the Consolidated Financial Statements a brief description of the nature of material contingent assets, where the related inflows of economic benefits are estimated to be probable.

4.22	Revenue from contracts with customers
4.22.1	Generation segment:

4.22.1.1 Revenues from sales to the spot market (SE Resolution N°826/22)

The Company recognizes revenues from i) power availability on a monthly basis as the different power plants are available to generate; ii) power generated, operated energy and power generated in peak hours, when the delivery of energy is effective, based on the price applicable depending on the technology of each plant. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 42 days, which is consistent with market practice.

4.22.1.2 Revenues from supply agreements with CAMMESA (SE Resolution No. 220/07, SEE Resolution No. 21/16, SEE Resolution No. 287/17 and Renovar Programs)

The Company recognizes revenues from supply contracts with CAMMESA for i) power availability, when applicable, on a monthly basis, as the different power plants are available to generate and ii) energy generated when the delivery of energy is effective, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 42 days, which is consistent with market practice.

67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22.1.3 Revenues from sales contracts with large users within the MAT

The Company recognizes revenues from energy plus sales and renewable energy when the delivery of energy is effective based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.22.2	Oil and gas segment

The Company recognizes revenues from the sale of oil and gas, to third parties and intersegment, when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that could affect the acceptance of the product by the client. In all cases the transport of the gas is in charge of the client. Revenues from these sales are recognised based on the price by product specified in each contract or agreement to the extent that it is highly probable that a significant reversal will not occur.

Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 45 days, which is consistent with market practice.

4.22.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i) when the products are dispatched and transported by and in charge of the client, or,

(ii) when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the products according to the sale contract, the acceptance provisions have expired, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognised based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 30 days, which is consistent with market practice.

68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.22.4 Holding and others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.23	Other Income
4.23.1	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. The group did not benefit directly from any other forms of government assistance.

The Company recognizes revenues from natural gas production promotion or stimulus programs upon the actual delivery of gas and in accordance with the price established in the applicable regulation, only inasmuch as it is highly probable that there will be no significant reversal and the consideration is likely to be received, that is, to the extent that the procedure defined by the Government is formally complied with.

The recognition of revenues associated with Natural Gas Production Promotion or Stimulus Plans (see Note 2.2.4.1) falls within the scope of IAS 20 as it involves a compensation as a result of the maintenance or increase in the committed production volume.

Revenues from natural gas production or stimulus programs are disclosed under other operating income in the consolidated statement of comprehensive income. Furthermore, the fiscal costs of the above-mentioned programs are disclosed under Other operating expenses in the consolidated statement of comprehensive income.

4.23.2	Interest

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized cost and financial assets at fair value through other comprehensive income are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to the carrying amount net of impairment provision.

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.23.3	Dividends

Dividends income are received from financial assets measured at fair value through profit or loss or through other comprehensive income. Dividends are recognised as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits.

4.24	Income tax

The tax expenses for the year include current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognised if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred assets or liabilities are recognised on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541 and Law No 27,701, are deferred and accounted for in subsequent fiscal periods (see Note 2.6.1).

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognised amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Current and deferred tax assets and liabilities have not been discounted and are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina (see Note 2.6.1), Ecuador, Bolivia and Uruguay are 35%, 25%, 25% and 25%, respectively. Additionally, a 3% surcharge is added to Ecuador’s income tax when the company’s shareholder residing in Ecuador is an entity established in a jurisdiction considered a tax haven under Ecuadorian laws.

In Bolivia, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax. Furthermore, and pursuant to the last tax reform passed in Ecuador and effective as from January 1, 2020, dividends distributed to foreign shareholders will be subject to a 10% withholding.

In Uruguay, effective from January 1, 2023, the Income Tax on Economic Activities (“IRAE”) covers certain Uruguayan-source passive income derived by entities making up multinational groups.

Deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

4.25	Leases

In leases where the Company is a lessee (Note 19.1), a right-of-use asset and a lease liability are recognised on the date on which the underlying asset is available for use by the Company.

At the commencement date the lease liability is measured at the present value of the payments that are not paid at that date, including:

-	fixed payments, less any lease incentive receivable
-	variable lease payments depending on an index or rate
-	amounts that the Company expects to pay under residual value guarantee
-	exercise price of a purchase option (if the Company is reasonably certain to exercise that option), and
-	penalty payments for terminating the lease, if the lease term reflects the Company exercising that option.

71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Lease payments are discounted using the Company’s incremental borrowing rate, which is the rate the Company would have to pay to borrow over a similar term, security and conditions, the funds necessary to acquire an asset of a similar value to the right-of-use asset in a similar economic environment, or by using the interest rate implicit in the lease, if that rate can be readily determined.

The lease liability is disclosed in “Trade and other payables”. Each lease payment is apportioned between the principal and the financial cost. The financial cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Right-of-use assets are measured at cost, which comprises:

-	the amount of the initial measurement of the lease liability
-	any lease payment made at or before the commencement date, less any lease incentive received
-	any initial direct cost, and
-	an estimate of costs to be incurred for decommissioning or restoring the underlying asset pursuant to the terms and conditions of the lease

Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the lease term.

The Company recognizes lease payments associated with short-term leases (up to 12 months) and leases for which the underlying asset is of low value (IT equipment and office supplies) as an expense using the straight-line method over the lease term.

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership of the underlying asset are classified as financial leases (Note 19.2.1). Financial leases are recognised at the commencement date at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Each lease payment received is allocated between income receivable and financial income. Financial income is recognised as a profit over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. Property under financial leases is derecognised if there is reasonable certainty that the Company will transfer its ownership at the end of the lease term.

Leases in which the Company does not transfer a significant part of the risks and rewards incidental to ownership of the underlying asset are classified as operating leases. Revenues from associated leases are recognized in income using the straight-line method over the term of the lease (Note 19.2.2). The corresponding leased assets are included in the Consolidated Statement of Financial Position depending on their nature.

72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1	Acquisition and sale of equity interests
5.1.1	Sale of equity interests of controlling stake in Edenor

On December 28, 2020, the Company entered into with Empresa de Energía del Cono Sur S.A. and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano (the “Purchaser”) a share purchase agreement whereby it agreed to sell its controlling interest in Edenor through the transfer of all Class A shares representing 51% of the capital stock and voting rights of said company (the “Transaction”). On February 17, 2021, Pampa’s shareholders meeting was held and the Transaction was approved.

On June 24, 2021, the ENRE approved the Transaction through Resolution No. 207/21, whereas, after meeting the precedent conditions, the transaction closing took place on June 30, 2021, with the transfer of shares and the change of controlling shareholder.

The agreed sales price consisted of: 21,876,856 Class B shares of Edenor, representing 2.41% of Edenor’s capital stock and voting rights, transferred upon the execution of the share purchase agreement; and US$ 95 million in cash, which was paid in 3 installments: (i) US$ 5 million upon the execution of the share purchase agreement; (ii) US$ 50 million on the closing date; and US$ 40 million, plus interest at a 10% fixed nominal annual rate (payable quarterly), between June and July 2022.

Within the previously described framework and pursuant to IFRS 5, and considering that the transaction involved loss of control over the subsidiary, all Edenor’s assets and liabilities had been classified as held for sale as of December 31, 2020 and had been measured at the lower between its fair value, net of costs associated with the sale, if applicable, and its book value, which involved the recognition of an impairment loss for US$ 589 million, included together with the results corresponding the Distribution of energy segment under “Discontinued operations” of the Consolidated Statement of Comprehensive Income for the years ended December 31, 2021 and 2020.

73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

	Distribution of Energy
	12.31.2021	12.31.2020
Revenue	493	1,085
Cost of sales	(398)	(926)
Gross profit	95	159

Selling expenses	(36)	(79)
Administrative expenses	(26)	(64)
Other operating income	21	29
Other operating expenses	(18)	(25)
Reversal of property, plant and equipment impairment	16	(589)
Impairment of financial assets	(11)	(50)
Operating income (loss)	41	(619)

Gain on monetary position, net	120	115
Financial income	-	1
Financial costs	(106)	(110)
Other financial results	8	(20)
Financial results, net	22	(14)
Profit (Loss) before income tax	63	(633)

Income tax	(138)	41
Loss of the year from discontinued operations	(75)	(592)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans	-	1
Exchange differences on translation	34	(15)
Items that may be reclassified to profit or loss
Exchange differences on translation (1)	30	(19)
Other comprehensive income (loss) of the year from discontinued operations	64	(33)

Total comprehensive loss of the year from discontinued operations	(11)	(625)

Total (loss) profit of the year from discontinued operations attributable to:
Owners of the company	(39)	(499)
Non - controlling interest	(36)	(93)
	(75)	(592)

Total comprehensive loss of the year from discontinued operations attributable to:
Owners of the company	(9)	(517)
Non - controlling interest	(2)	(108)
	(11)	(625)

(1) As of December 31, 2021, corresponds to the reclassification adjustment for exchange differences losses included in profit or loss on Edenor disposal. No exchange differences losses on translation were reconized during 2021.

74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of December 21, 2021 and 2020 is presented below:

	Distribution of Energy
	12.31.2021	12.31.2020

Net cash generated by operating activities	116	211
Net cash used in investing activities	(166)	(86)
Net cash used in financing activities	(7)	(73)
(Decrease) Increase in cash and cash equivalents from discontinued operations	(57)	52

Cash and cash equivalents at the beginning of the year	52	9
Effect of devaluation and inflation on cash and cash equivalents	5	(9)
(Decrease) Increase in cash and cash equivalents	(57)	52
Cash and cash equivalents at the end of the year	-	52
5.1.2	Sale of equity interests in Refinor

On September 15, 2022, the Company entered into an agreement with Hidrocarburos del Norte S.A. for the sale of its Class A shares representing 28.5% of Refinor’s capital stock for a price of US$ 5.7 million, subject to the fulfillment of certain precedent conditions.

As of September 30, 2022, in accordance with IFRS 5 and since the transaction price was below the carrying amount, the Company recognised impairment losses, before taxes, for US$ 11 million, which are disclosed under “Share of profit from associates and joint ventures”.

On October 14, 2022, with the precedent conditions being met, the Company transferred such shares. As of the date of issuance of these Consolidated Financial Statements, the Company has collected US$ 1.7 million, and the amount of US$ 4 million is pending collection, to be financed over one year from the date of sale at an 8% nominal annual fixed interest rate in accordance with the share acquisition agreement.

75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.3	Acquisition of an additional 50% interest in Greenwind

On August 12, 2022, Vientos Solutions L.L.C., Rio River Capital L.L.C and the Group entered into a share acquisition agreement whereby it acquired, for the amount of US$ 20.5 million, the whole equity interest in VS SLU, a Spanish company which main asset is its 50% interest in Greenwind’s capital stock.

On the acquisition date, the Company recorded profits of US$ 23.3 million to reflect the fair value of the 50% stake in Greenwind prior to the aforementioned acquisition, as this transaction is a business combination achieved in stages.

The following table details the fair value of the consideration transferred and the fair values of the assets acquired and the liabilities assumed as of August 12, 2022:

In million US$
Consideration transferred	(20.5)
Fair value of the previous interest in Greenwind	(20.4)
Total	(40.9)
Property, plant and equipment (1)	127.7
Intangible assets - Customer contract (2)	31.6
Financial assets at fair value	24.4
Trade receivables (3)	6.3
Other assets	0.1
Cash and cash equivalents	3.1
Borrowings	(89.3)
Deferred tax liabilities	(54.3)
Income tax liabilities	(4.4)
Trade and other payables	(2.0)
Provisions	(1.4)
Tax liabilities	(0.9)
Total acquisition price allocation (4)	40.9

(1)	Mario Cebreiro Wind Farm’s fair value was assessed using the “cost-based approach,” which consists of the farm’s replacement cost new, adjusted by its loss of value resulting from physical deterioration and functional and economic obsolescence.
(2)	The fair value of this intangible asset regarding the identified business transactions has been determined through the application of the “income-based approach” and the “multi-period excess earnings” method. Key assumptions used considered: i) projected generation level; and ii) discount rate. The useful life was assessed based on the remaining years of the contract.
(3)	For acquired trade receivables, contractual value does not differ from fair value.
(4)	No differences in the acquired assets’ accounting valuation were identified, except for the values detailed under Property, plant and equipment and Intangible assets.

76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Expenses related to the acquisition transaction were non-significant, therefore they were recognised as expenses in fiscal year result.

The acquisition contributed to the Group revenues from sales for US$ 11.3 million and net earnings for US$ 3.5 million for the August 12 - December 31, 2022 period.

If the acquisition had taken place on January 1, 2022, the consolidated revenues from sales and the results for the period as of December 31, 2022 would have been US$ 1,844 million and US$ 459 million, respectively. The pro forma information was calculated based on the Company and Greenwind’s results.

The Company paid US$ 20.5 million for the acquisition of the additional equity interest which, net of the cash and cash equivalents balance of US$ 3.1 million, results in a net cash flow of US$ 17.4 million, which is disclosed in the consolidated statement of cash flows in the item “Payment for the acquisition of subsidiaries and associates” under investment activities.

5.1.4	Acquisition of Autotrol Renovables S.A.

On September 30, 2022, the Company acquired 100% of the capital stock of Autotrol Renovables S.A., an entity holder of the “Wayra I Wind Farm” project (registered with the National Renewable Energy Projects Registry, “RENPER”) for a price of US$ 50 thousand.

5.1.5	Acquisition of VAR

On December 12, 2022, Parque Eólico Arauco S.A.P.E.M. (“PEA”) and the Company executed an agreement to acquire 100% of VAR’s capital stock. This company is exclusively engaged in electric power generation in the domestic market through the operation of Arauco II Wind Farm, with a 99.75 MW capacity, at a price of US$ 171 million, including the takeover of a US$ 46 million interest liability recorded in VAR and payable by PEA in 12 consecutive monthly installments as from transaction closing.

Upon the meeting of the precedent conditions, on December 16, 2022, PEA transferred VAR’s shares, and the Company paid US$ 128.1 million, an amount that considers the working capital adjustment estimated on that date. The amount paid is currently under review by the Company and PEA in accordance with the processes established in the share purchase agreement to assess the amount of VAR’s working capital adjustment as of closing. The following table details the fair value of the consideration transferred, and the fair values of the assets acquired and liabilities assumed as of, December 16, 2022:

77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

In million US$
Consideration transferred	(128.1)
Estimated price adjustment	6.7
Total	(121.4)
Property, plant and equipment (1)	167.7
Intangible assets - Customer contract (2)	62.3
Trade receivables (3)	4.9
Other receivables	1.2
Deferred tax liability	(60.2)
Income tax liability	(5.0)
Trade and other payables	(3.3)
Other payables	(46.0)
Tax liabilities	(0.2)
Total acquisition price allocation (4)	121.4

(1)	Arauco Wind Farm’s fair value was assessed using the “cost-based approach,” which consists of the farm’s replacement cost new, adjusted by its loss of value resulting from physical deterioration and functional and economic obsolescence.
(2)	The fair value of this intangible asset regarding the identified business transactions has been determined through the application of the “income-based approach” and the “multi-period excess earnings” method. Key assumptions used considered: i) projected generation level; and ii) discount rate. The useful life was assessed based on the remaining years of the contract.
(3)	For acquired trade receivables, contractual value does not differ from fair value.
(4)	No differences in the acquired assets’ accounting valuation were identified, except for the values detailed under Property, plant and equipment and Intangible assets.

Expenses related to the acquisition transaction were non-significant, therefore they were recognised as expenses in fiscal year result.

If the acquisition had taken place on January 1, 2022, the consolidated revenues from sales and the results for the period as of December 31, 2022 would have been US$ 1,858 million and US$ 448 million, respectively. The pro forma information was calculated based on the Company and VAR’s results.

The Company paid US$ 93.2 million for the acquisition of the equity interest, which is disclosed in the consolidated statement of cash flows in the item “Payment for the acquisition of subsidiaries and associates” under investment activities. In addition, the Company made a partial payment by delivering public securities for US$ 34.9 million which is disclosed in the consolidated statement of cash flows in the item “significant non-cash transactions” (see Note 14.3).

78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2      Interest in subsidiaries, associates and joint ventures

5.2.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2022	12.31.2021
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovable S.A. (1)	Argentina	Generation	100.00%	-
GASA	Argentina	Generation	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
Greenwind (3)	Argentina	Generation	100.00%	50.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
CISA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Pampa Ecuador Inc	Ecuador	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod (3)	Venezuela	Oil	-	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
Vientos de Arauco Renovables S.A.U. (4)	Argentina	Generation	100.00%	-
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	-
VS S.L. (2)	España	Investment	100.00%	-

(1)	See Note 5.1.4.
(2)	See Note 5.1.3.
(3)	Interest assigned under the assignment of the indirect interest in the capital stock of mixed companies in Venezuela. See Note 5.3.2.
(4)	See Note 5.1.5.

79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.2	Information about investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year	Equity
Associates
OCP	Investment	12.31.2022	100	(4)	96
TGS (1)	Gas transportation	12.31.2022	4	182	1,508

Joint ventures
CIESA (1)	Investment	12.31.2022	4	93	770
Citelec (2)	Investment	12.31.2022	3	5	235
CTB	Generation	12.31.2022	48	53	536

(1)	The Company holds a direct and indirect interest of 3.764% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 25.50% in TGS.

As of December 31, 2022, the quotation of TGS's ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 811.05 and US$ 11.80, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 188,568 million.

(2)	The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of December 31, 2022, Transener’s common share price listed at the Buenos Aires Stock Exchange was $ 184,50, conferring Pampa’s indirect interest an approximate $ 21,598 million market value.

80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2022	12.31.2021
Disclosed in non-current assets
Associates
Refinor (1)	-	22
OCP	15	24
TGS	67	52
Total associates	82	98
Joint ventures
CIESA	435	347
Citelec	117	102
CTB	268	227
Total joint ventures	820	676
Total associates and joint ventures	902	774
Disclosed in non-current liabilities
Joint ventures
Greenwind	-	(4)
Total joint ventures	-	(4)

(1)	See Note 5.1.2.

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2022	12.31.2021	12.31.2020
Associates
Refinor	(12)	(2)	(2)
OCP	(1)	18	(5)
TGS	7	7	1
Total associates	(6)	23	(6)

Joint ventures
CIESA	43	50	11
CTB	41	49	64
Citelec	3	(3)	13
Greenwind (1)	24	(2)	3
Total joint ventures	111	94	91
Total associates and joint ventures	105	117	85

(1)	See Note 5.1.3.

81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2022	12.31.2021	12.31.2020
At the beginning of the year	770	547	507
Compensation	-	-	(5)
Dividends	(8)	-	(34)
Increases	1	17	3
Decrease due to acquisition of control (1)	(20)	-	-
Decrease due to sale of equity interests (2)	(6)	-	-
Share of profit	116	117	85
Impairment (2)	(11)	-	-
Exchange differences on translation	60	89	(9)
At the end of the year	902	770	547

(1)    See Note 5.1.3.

(2)    See Note 5.1.2.

5.2.3 Investment in CTB

On June 26, 2019. the acquisition by CTB, a company co-controlled by YPF and Pampa, of CTEB's goodwill was perfected, which is located at the petrochemical complex of the town of Ensenada, Province of Buenos Aires, consists of two open-cycle gas turbines, and has a 567 MW installed capacity.

CTB committed to obtain the commissioning of the closing of the combined cycle increasing the installed power capacity to 847 MW.

Both the open and the closed cycle have effective power purchase agreements with CAMMESA under Resolution SE No. 220/07: the first one, entered into on March 26, 2009 which expired on April 27, 2022, and the second one dated March 26, 2013 for a term of 10 years as from the commercial operation of the combined cycle, which stared operations on February 22, 2022. Moreover, energy not committed under contracts with CAMMESA is remunerated at the spot market.

CTEB will be managed and operated by Pampa and YPF on a rotational basis over 4-year periods. Pampa is responsible for managing CTEB’s operations until mid-2023. And YPF, through its subsidiary YPF Energía Eléctrica S.A., will supervise the necessary works for the closing of the combined cycle.

82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.1 Financial Trust Agreement

As a result of the award of CTEB’s goodwill, certain amendments were made to the Enarsa-Barragán Financial Trust Agreement entered into between BICE Fideicomisos S.A. (Nación Fideicomisos S.A.’ continuing company), acting as Trustee, and CTB, in its capacity as Trustor substituting IEASA (former ENARSA) (the “Trust Agreement” or the “Trust”).

Under the Trust, on April 25, 2011 publicly traded Series B VRD for a face value of 582,920,167 were issued. The Trust’s underlying flow is made up of the collection rights resulting from the power supply agreements originally entered into between ENARSA (currently IEASA) and CAMMESA.

On June 26, 2019 and October 16, 2020, CTB made a partial early redemption of 109,628,836 and 275,053,045 outstanding Series B VRD, which were canceled on October 29, 2019 and December 4, 2020, respectively.

Finally, on December 17, 2021, CTB performed the total early redemption of 198,238,286 VRD for a total amount of US$ 94 million. As of the issuance of these Consolidated Financial Statements, the VRD have been canceled and the Trust has been liquidated.

5.2.3.2 Syndicated loan

On June 25, 2019, in order to partially finance the obligations undertaken as a result of the award and execution of the works for the closing of the combined cycle at CTEB, Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. and Industrial and Commercial Bank of China (Argentina) S.A., in their capacity as lenders (the “Lenders”), granted a syndicated loan to CTB in the amount of US$ 170 million maturing on June 26, 2022, with US$ 136 million accruing a fixed 10.25% interest rate and US$ 34 million accruing a variable LIBOR rate+6.25.

On March 25, 2022 CTB and the lenders executed a amendment to the agreement modifying the loan repayment scheme in its variable interest rate tranche, with a new maturity on October 1, 2022, and changing the reference rate from LIBOR to SOFR.

During the fiscal year ended December 31, 2022, CTB has repaid at maturity the amount of US$ 74,4 million of the syndicated loan´s remaining installments.

83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.4 Global Program of CB

On July 23, 2020, CTB’s Extraordinary General Shareholders’ Meeting resolved to approve the creation of a global program of simple corporate bonds non-convertible into shares for up to US$ 200 million or its equivalent in other currencies or units of value, and the issuance of corporate bonds under such program up to its maximum amount, at any time, to be issued in one or more classes and/or series, which authorization was granted by the CNV on September 24, 2020.

5.2.3.5 Issuance of CB

On June 4, 2021, CTB issued: (i) Class 1 CB for a total amount of US$ 27.3 million, accruing interest at an annual fixed rate of 4% and maturing on June 4, 2023; and (ii) Class 2 CB for a total amount of 37,504,954 units of purchasing power (“UVA”), adjustable by the Reference Stabilization Coefficient (CER), equivalent to $2,928 million, accruing interest at a fixed 4% rate and maturing on June 4, 2024.

On August 18, 2021, CTB reopened (i) Class 1 CB for a total amount of US$ 15.6 million at an issue price of 101.7050%; and (ii) Class 2 CB for a total amount of 27.9 million UVA at an initial value of $84.76 per UVA at an issue price of 100.82%.

On November 26, 2021, CTB issued Class 4 CB for a total amount of US$ 96 million, accruing interest at an annual 0% fixed rate and maturing on November 26, 2024.

On May 16, 2022, CTB issued: (i) Class 6 CB for a total amount of US$ 25 million at a fixed annual 0% rate maturing on May 16, 2025; and (ii) Class 7 CB for a total amount of $ 1,754 million accruing interest at a variable BADLAR rate plus an annual 2.98% spread and maturing on November 16, 2023.

On August 22, 2022, CTB issued Class 8 CB for a total amount of $ 4,235 million, accruing interest at a variable BADLAR rate plus a 1.00% annual spread and maturing on February 22, 2024.

Finally, on December 12, 2022, CTB reopened additional Class 6 CB for a total amount of US$ 58.6 million accruing interest at an annual 0% fixed rate and maturing on May 16, 2025. With the reopening of Class 6 CB, which were subscribed and paid in cash and in-kind through the delivery of Class 1 CB, Class 1 CB with a fair value of US$ 10.7 million were partially canceled, with a US$ 32.2 million outstanding face value.

All CB are secured by a personal guarantee subject to a precedent and subsequent condition granted by YPF and Pampa.

As of the date of issuance of these Consolidated Financial Statements, CTB is in compliance with all the covenants under its debt agreements.

84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.3.6 Closing to combined cycle project

CTB’s closing to combined cycle commitment to increase its installed capacity from 567 MW to 847 MW has been affected from its beginning by the evolution of the measures associated with the COVID-19 pandemic. The stiffening of social lockdown measures from July 1, 2020 excluded private infrastructure works from the exempted activities. Later on, pursuant to Resolutions No. 1197-MJGM-2020 and No. 1690-MJGM-2020 issued by the Buenos Aires Chief of the Cabinet of Ministers’ Office, as amended, CTB resumed the execution of construction works following their critical path from July 20, 2020.

Within this framework, on July 28, 2020, the Company and the Joint Venture made up of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. and Techint Compañía Técnica Internacional S.A.C.E.I. entered into an addendum to the construction agreement within the framework of the restrictions imposed as a result of the COVID-19 pandemic, reaching an agreement on the impact on costs and works’ execution terms, and launching a new stage for the execution of the closing to combined cycle.

The evolution of the Argentine Government’s measures to contain the spread of COVID-19 in 2020 and 2021 has affected the works execution progress, delaying the term initially planned for commissioning and generating several instances of review in the schedule and the scope of the tasks necessary to complete the works, with the resulting increase in associated costs. Moreover, exchange and customs restrictions have impacted costs and terms for the supply of foreign equipment.

Given the problems in the normal execution of the project affecting the works’ terms and costs, on July 1, 2022, CTB and the Joint Venture made up by SACDE and Techint Compañía Técnica Internacional S.A.C.E I. entered into a new addendum to the construction agreement, which mainly stipulated as follows: (i) a new work schedule to reach the combined cycle’s commissioning; and (ii) the recognition in favor of the Joint Venture of the right to an US$8 million compensation on account of the incurred term and cost variations.

On January 27, 2023, CTB has launched the CC and on February 22, 2023, it stared operations under the supply agreement with CAMMESA.

5.2.3.7 Impairment of non-financial assets

Spot market prices were modified in May 2021 by SE Resolution No. 440/21, which, although providing for a 29% increase in remuneration, permanently abrogated the application of the automatic adjustment mechanism. This impacted the future flows collectible by CTB after the termination, in the year 2022, of the supply agreement with CAMMESA that remunerates the units making up the open cycle. Additionally, in 2020 and 2021 the progress of works for CTB’s closing to combined cycle was affected by the measures implemented to contain the COVID-19 spread, delaying the scheduled term for commissioning and increasing the costs associated with the completion of the project.

85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

In view of these indications, CTB determined the estimation of the recoverable amount as of December 31, 2022 and 2021.

The methodology used in the estimation of the recoverable amount consisted of calculating the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the capital employed.

The projections used by CTB in the calculation of the recoverable amount as of December 31, 2022 take into consideration 2 scenarios that weigh: i) the entry into effect of the new supply agreement with CAMMESA for the combined cycle in the first quarter of 2023; ii) the periodic price update in line with inflation for the spot remuneration; iii) the recognition of a long-term differential remuneration allowing to make the investments necessary to maintain availability and improve the open cycle’s efficiency; iv) the regularization of the financing term granted to CAMMESA in 2024; and v) an 11.7% after-tax WACC rate.

As of December 31, 2022, and 2021, CTB has not recorded any impairment losses as a result of the performed recoverability assessment.

5.2.4 Investment in OCP

The Company, through PEB, has an equity interest in OCPSA, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

On August 12, 2021, the Company, through its subsidiary PEB, executed an agreement with Occidental International Exploration and Production Company for the acquisition of all the shares of Occidental del Ecuador Inc. (currently Pampa Ecuador Inc.) for US$ 5 million. Pampa Ecuador Inc. holds a 14.15 % equity interest in OCP.

The closing of the transaction involved the recognition of profits for US$ 17.2 million, under IAS 28. The following table details the consideration, the fair value of the acquired assets, and the profit recorded by the Company as of August 12, 2021:

In million US$
Acquisition cost	(5.0)
Total consideration	(5.0)
Share value of the interest in the fair value of OCP’s identifiable assets and liabilities (1)	12.7
OCP dividends to be received	9.5
Assets fair value	22.2
Profit (2)	17.2

(1)	Calculated based on the present value of expected dividend flows.
(2)	Disclosed under “Share of profit from associates and joint ventures”.

86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

On August 12, 2021, PEB recorded an impairment reversal of US$ 1.6 million, on the interest in OCP, prior to the aforementioned acquisitions, in relation to the estimation of the present value of the future cash flows that were expected to be obtained through the collection of dividends considering the concession term and a discount rate of 15.09%.

The termination of the oil pipeline concession agreement is scheduled for January 12, 2024, considering the term extension resulting from the suspension of the contractual obligations due to force majeure events. On that date, OCP will transfer and deliver to the Ecuadorian Government or its designee all OCPSA’s shares at no cost, as well as the titles and rights over the oil pipeline’s assets. As of the issuance of these Consolidated Financial Statements, OCPSA is executing the actions defined in the contract to meet the transfer plan.

5.2.4.1 Recoverable value of the investment

The erosion process in the Quijos River course, in the San Rafael sector, on the border of the provinces of Sucumbíos and Napo, Ecuador, caused two force majeure events consisting of the rupture of different oil pipeline tranches and the resulting temporary suspension of the crude oil pumping in 2020 and 2021.

Additionally, on January 28, 2022, a new force majeure event occurred due to a stone landslide causing the pipeline’s rupture at KP96+526. OCPSA started the repairs of the affected pipeline and cleanup and remediation works. The crude oil transportation service was resumed on February 7, 2022.

PEB has performed recoverable amount tests for its investment in OCP as of December 31, 2021, considering the present value of the future cash flows it expects to obtain through the collection of dividends during the concession term, the term extension due to the suspension of contractual obligations resulting from the detailed Force Majeure events and a discount rate of 17.12%. PEB has not recorded any impairment losses as a result of the recoverability assessment performed as of December 31, 2021, and, as of December 31, 2022, has identified no additional indications that may impact the assumptions taken into consideration in the aforementioned assessment.

It is worth highlighting that on February 22, 2023, after the end of the fiscal year, a force majeure event occurred due to the collapse of the bridge over the Marker River, located in El Choco canton, Napo Province. In order to guarantee the continuity of the pipeline’s operations and avoid an environmental incident, OCPSA suspended crude oil pumping and started the complete drainage of the pipeline at KP96+075. Additionally, OCPSA notified the occurrence of the previously mentioned event to the Ministry of Energy and Mines. The crude oil transportation service was resumed on March 2, 2023.

87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.4.2 Contingent liabilities in OCP

Several organizations and natural persons filed a constitutional protection proceeding against OCPSA, as well as the Ministry of Energy, the Ministry of the Environment and Water, Petroecuador and the Ministry of Health, alleging the infringement of several constitutional rights regarding the force majeure event consisting of the land subsidence and sliding at the Quijos River course, which resulted in the rupture of the pipeline at KP 93+469 in 2020. The safeguard action has been disallowed in the first and second instances by Orellana’s Provincial Court of Justice. As of the date of issuance of these Consolidated Financial Statements, the plaintiffs have filed a constitutional protection proceeding, which has been admitted to be heard by the Constitutional Court.

OCPSA's Management together with its legal advisors have classified an unfavorable ruling as remote, therefore, no provision has been recognized on this matter.

5.2.5	Investment in CITELEC

5.2.5.1 Impairment in the value of non-financial assets in Transener

The projections used by Transener in the calculation of the recoverable amount of long-lived non-financial assets considered 3 weighted alternatives associated with: (i) the status of negotiations with the ENRE; (ii) the Right-of-Use and Associated Maintenance contract; (iii) Transener’s management expectations on the transitional tariff increase to be granted until the conclusion of the new RTI; (iv) Transener’s expectations on the timeliness and outcome of the new RTI process; and (v) the impact of a cost monitoring scheme allowing for bi-annual updates to current tariffs.

As of December 31, 2022 and 2021, the book value of Transener’s long-lived non-financial assets does not exceed their recoverable amount.

5.2.5.2 Distribution of earnings

Regarding the loan agreement executed in July 2021 between Transener and BNA in the amount of $ 1,000 million, for the tree-year term, Transener’s Board of Directors has committed, while the loan remains outstanding, to refrain from making any proposal to the Shareholders’ Meeting regarding the release of reserves for their distribution as dividends to shareholders or, in case there are negative results affecting reserves, from proposing the distribution of earnings until reserves have been replenished.

88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.6	Investment in CIESA

Impairment of non-financial assets in TGS

Argentina’s main macroeconomic and business variables have deteriorated since August 2019. This situation worsened in 2020 due to the negative consequences of the COVID pandemic on the Argentine economic situation, which forced the Argentine Government to take a series of measures, even affecting the regulatory framework of the natural gas transportation segment. As a result, TGS has re-estimated the cash flows used in determining the recoverable value (value in use) of the CGU in the Natural Gas Transportation segment.

The projections used in the calculation of the recoverable amount considered 3 weighted alternatives associated with: (i) the status of negotiations with the Argentine Government; (ii) the contractual rights resulting from the license; (iii) expectations on the transitional tariff increase to be granted until the conclusion of the new RTI; (iv) expectations on the result of the new RTI process; and (v) the impact of a cost monitoring scheme allowing for bi-annual updates to current tariffs.

As of December 31, 2022 and 2021, TGS has determined that it is not necessary to record an additional impairment charge, nor to reverse the recorded one.

5.3	Operations in oil and gas consortiums

5.3.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

For the computable crude oil and natural gas in Argentina production, according to Law No.17,319, are paid royalties equivalent to 12% of the wellhead price of crude oil and natural gas. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending on the producing jurisdiction and market value of the product.

89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3.2 Oil and gas participation details

As of December 31, 2022, the Company and its associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation			Duration Up To
Name	Location	Direct	Indirect	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	-	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	-	PAMPA	2053
El Mangrullo	Neuquén	100.00%	-	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	-	Tecpetrol	2027
El Tordillo	Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe (1)	Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	Mendoza	22.51%	-	Pluspetrol	2036
Anticlinal Campamento (2)	Neuquén	15.00%	-	Oilstone	2026
Estación Fernández Oro (3)	Río Negro	15.00%	-	YPF	2026
Río Limay este (Ex Senillosa) (4)	Neuquén	85.00%	-	PAMPA	2040
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	-	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	-	YPF	2052
Los Blancos (ex Chirete)	Salta	50.00%	-	High Luck Group Limited	2045

Argentine exploration
Parva Negra Este (5)	Neuquén	42.50%	-	PAMPA	2019
Río Atuel (6)	Mendoza	33.33%	-	Petrolera El Trebol	2023
Borde del Limay (7)	Neuquén	85.00%	-	PAMPA	2015
Los Vértices (7)	Neuquén	85.00%	-	PAMPA	2015
Las Tacanas Norte (8)	Neuquén	90.00%	-	PAMPA	2023

(1)	On February 3, 2023, an agreement for a 10-year extension of the concession was signed with the enforcement authority. The Provincial Executive Order ratifying this agreement is pending publication.
(2)	Direct participation in 9 wells. On January 19, 2023, the Company accepted Oilstone Energía S.A.’s offer to terminate its rights and obligations under the investment agreement, the Joint Venture and the operating agreement of the block, effective from January 1, 2023.
(3)	Direct participation in 13 wells.
(4)	On January 2, 2023, the environmental remediation plan was approved by the Province of Neuquén’s Subsecretariat of Environment, a necessary preliminary step to relinquish the block.
(5)	A contractual continuity plan was submitted (see details below).
(6)	Pursuant to Resolution No. 1,787/22 of the Province of Mendoza’s Ministry of Economy and Energy, the granting of a lot under evaluation, requested by Phoenix Global Resources —Petrolera El Trébol’s controlling company— and the Company on April 6, 2022, was approved until August 31, 2023.
(7)	Under process of relinquishment to the province.
(8)	On January 4, 2023, the exploration period terminated, and the Company’s rights and obligations over the area expired.

90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Continuity plan in the Parva Negra Este block

On December 14, 2022, the Company, ExxonMobil Exploration Argentina S.R.L. and GyP submitted to Enforcement Authority a proposal for a contractual continuity plan which included: (i) the granting of a Lot under Evaluation for the April-2022 through April-2025 period, (ii) a 50% reduction of the block’s surface, to a total surface of 143 km2, and (iii) the assignment of ExxonMobil Exploration Argentina S.R.L.’s 42.50% interest to the Company.

As of the issuance of these Consolidated Financial Statements, the Enforcement Authority’s decision is pending.

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.4	Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2022, 2021 and 2020:

	12.31.2022	12.31.2021	12.31.2020

At the beginning of the year	42	50	33
Increases	2	8	24
Transferred to development	(6)	(16)	(7)
At the end of the year	38	42	50

Number of wells at the end of the year	7	10	12

NOTE 6: RISKS

6.1	Critical accounting estimates and judgments

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

6.1.1 Impairment of non-financial long-lived assets

Non-financial long-lived assets, including identifiable intangible assets and right-of-use assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each assets group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of inventories, oil and gas prices, international petrochemical product’s price, the regulatory framework for the energy industry, the projected capital investments and the evolution of the energy demand.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the UGE. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

6.1.2 Current and deferred Income tax

The Company’s Management periodically evaluates tax treatments affecting the determination of taxable profit regarding uncertain tax treatment under tax law considering the acceptability of a particular tax treatment by the relevant taxation authority, and, if applicable, recognizes tax provisions to reflect the effect of the uncertainty for each tax treatment based on the amount estimated to be paid to the tax authorities.

If the final tax resolution regarding uncertain tax treatments differs from recognised figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

Deferred tax asset is reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow and for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The generation of future taxable profits may differ from these estimated affecting the deductibility of deferred tax assets.

93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.3 Provision for contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. The Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.21, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at Consolidated Financial Statements date, and taking into account the litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated with the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations and decommissioning of wind turbines

Asset retirement obligations in oil and gas areas after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment.

In the same way, the obligations related to the decommissioning of wind turbines in wind farms require the Company’s Management to estimate long-term dismantling costs and the time remaining until the dismantling.

Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations’ and the decommissioning of wind turbines’ estimates are adjusted at least once a year or more frequently if there are changes in the assumptions considered in the assessment.

94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.5 Impairment of financial assets and other credits

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

In order to estimate collections related to the sale of gas and energy in the spot market and revenues associated with natural gas production promotion plans, the Company mainly considers CAMMESA’s and federal government’s capacity to meet its payment obligations to generators and producers, including the resolutions issued by the SE, which allow the Company to collect its receivables through different mechanisms.

Future adjustments to the allowance may be necessary if future real economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognised as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future real economic conditions materially differ from the assumptions used in the valuation of each year.

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty.

95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Periodic revisions and adjustments to the estimated oil and gas reserves and related future net cash flows may be necessary as a result of changes in a number of factors, related to reservoir performance, new drilling, oil and gas prices, cost, technological advances, new geological or geophysical data, and other economic factors or at least once a year.

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.9).

6.1.8 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. In general, the provision is recognised on the basis that a future remediation commitment may be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.1.9 Fair value of financial assets that are not traded in active markets

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques consider estimates based on information available to the Management at Consolidated Financial Statements date, for those significant variables that cannot be observed in the market, including the discount rate, among others.

Future adjustments may be necessary if future real economic conditions differ substantially from the assumptions used in the valuation for each period.

6.1.10 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include: i) the income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, ii) the cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and iii) the market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

6.2      Financial risk management

6.2.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods included in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.2.1.1 Market risks

6.2.1.1.1 Foreign exchange risk

The Company’s results of operations and financial position are exposed to changes in the exchange rate between the Company’s functional currency, which is the U.S. dollar and other currencies, primarily with respect to the Argentine peso (which is the legal currency in Argentina). In some cases, the Company may use derivative financial instruments to mitigate the associated exchange rate risk.

In fiscal year 2022, the U.S. dollar recorded an approximate 72.5% increase against the Argentine peso, from $ 102.72 in December 2021 to $ 177.16 in December 2022, and taking into consideration that during the year the Company mostly had a net passive position in Argentine pesos, as of December 31, 2022 the Company recorded net foreign exchange gain in the amount of US$ 80 million. Taking into account the net passive financial position in Argentine pesos as of December 31, 2021, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a (decrease)/increase of US$ 23 million in the 2022 fiscal year’s income, before income tax.

The Group´s exposure to other foreign currency movements is not material.

98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.1.2 Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because the current regulatory, economic and governmental policies in force, prevent oil and gas domestic prices to be directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase of the result for the year
Financial assets	12.31.2022	12.31.2021
Shares	19	15
Government securities	28	28
Corporate Bonds	12	2
Mutual funds	3	4
Variation of the result of the year	62	49

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 2022, 18% of the indebtedness was subject to variable interest rates. Furthermore, 52% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at Libor and SOFR rate plus an applicable spread. Regarding the replacement of the LIBOR reference interest rate effective from July 2023, the Company does not estimate any significant impacts on the current indebtedness subject to such reference rate.

99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of: (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

As of the date of issuance of these Consolidated Financial Statements, the Company is not exposed to a significant risk of variable interest rate increases since most of the financial debt is subject to fixed rate.

The following table shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2022	12.31.2021
Fixed interest rate:
Argentine pesos	57	11
U.S. dollar	1,173	1,318
Subtotal loans obtained at a fixed interest rate	1,230	1,329

Floating interest rate:
Argentine pesos	140	-
U.S. dollar	149	87
Subtotal loans obtained at a floating interest rate	289	87

Non interest accrued
Argentine pesos	22	-
U.S. dollar	72	22
Subtotal loans no interest accrued	94	22
Total borrowings	1,613	1,438

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2022 fiscal year's income, before income tax, of US$ 0.1 million.

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Board of Directors and approved by the Financial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

The credit risk is associated with the Company’s commercial activity through customer trade receivables, as well as available funds and deposits in banking and financial institutions.

The Company, in its ordinary course of business and in accordance with its credit policies, grants credits to a large customer base, mainly large sectors of the industry, including petrochemical companies, natural gas distributors and electricity large users.

As of December 31, 2022, the Company’s short-term trade receivables totaled US$ 305 million. With the exception of CAMMESA, which represents approximately 54% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.4.

101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The expected credit loss on trade receivables and financial assets as of December 31, 2022, 2021 and 2020 amounts to US$ 1 million, US$ 1 million and US$ 12 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2022	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.08%	0.26%	2.54%	7.11%	14.37%	21.39%	27.22%	33.01%
Oil and Gas	0.18%	0.48%	13.24%	31.50%	32.01%	32.09%	32.31%	32.38%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Holding	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2021	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.06%	0.29%	2.08%	2.83%	4.67%	6.12%	6.24%	6.25%
Oil and Gas	0.04%	0.17%	0.77%	2.72%	6.88%	19.88%	21.97%	15.89%
Petrochemicals	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%
Holding	0.00%	0.00%	0.01%	0.05%	0.12%	0.52%	0.52%	0.54%

12.31.2020	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Generation	0.35%	1.11%	5.74%	9.78%	11.23%	19.77%	20.87%	22.71%
Oil and Gas	0.49%	0.72%	5.96%	16.21%	16.23%	17.74%	17.76%	17.79%
Petrochemicals	0.02%	0.06%	0.72%	2.26%	9.95%	23.84%	19.14%	36.92%
Holding	12.58%	0.94%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Allowance of impairment of financial assets and other credits evolution as of December 31, 2022, 2021 and 2020, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 0.3 million (decrease)/increase in 2022 fiscal year’s results, before income tax.

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to meet cash needs estimated in the previously indicated projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

It should be noted that the Company operates in an economic context in which main variables experience volatility as a result of political and economic events both domestically and internationally, as described in Note 1.2.

103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The international instability resulting from the Russian invasion, added to the particular circumstances of the Argentine sovereign debt renegotiation, has impacted the international financial markets, increasing the cost of access to finance for emerging markets in general, and particularly for Argentina. As regards access to domestic financing, an increased liquidity in pesos and a reduced cost of financing have been verified, especially in the very short term.

All these impacts may potentially affect the Company’s capacity to obtain financing for its operations in a timely manner and under acceptable and efficient terms, costs and conditions in line with the Company’s business needs.

Furthermore, the restrictions imposed by the BCRA (see Note 2.5) with the purpose of regulating inflows and outflows in the MLC and other new restrictions which may be imposed in the future may affect the Company’s capacity to access the MLC to acquire the foreign currency necessary to meet its financial obligations, such as debt principal and interest payments (including the CBs debt), and other additional payments abroad, or otherwise affect the Company’s business and the results of its operations.

The Company’s Management permanently monitors the evolution of situations affecting its business to determine possible steps to take and identify potential impacts on its assets and financial position.

It is worth highlighting that the Company currently has a strong level of liquidity that allows it to properly face such volatility.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2022 and 2021 is detailed below:

	12.31.2022	12.31.2021

Current assets	1,343	1,125
Current liabilities	631	342

Liquidity ratio	2.13	3.29

104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The following table includes an analysis of the Company trade receivables, other receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2022	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	412	231	118
Three months to one year	19	50	304
One to two years	6	12	357
Two to five years	12	3	992
More than five years	-	6	332
No set maturity term	41	-	-
Total	490	302	2,103

As of December 31, 2021	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	304	178	56
Three months to one year	61	4	102
One to two years	6	5	557
Two to five years	18	3	256
More than five years	-	4	1,025
No set maturity term	42	-	-
Total	431	194	1,996

(1) Includes Lease Liabilities (see Note 19).

6.3      Capital risk management

The aims of managing capital are to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2022 and 2021 were as follows:

	12.31.2022	12.31.2021
Total borrowings	1,613	1,438
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(692)	(568)
Net debt	921	870
Total capital	3,198	2,655
Leverage ratio	28.80%	32.77%

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind and VAR as from August 12, 2022 and December 16, 2022, respectively; see Note 5.1.3 and Note 5.1.5.

Electricity Distribution, consisting of the Company’s direct interest in Edenor until its disposal. As of December, 31, 2021 and 2020, the Company has classified the results corresponding to the divestment mentioned in Note 5.1.1 as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor (until its divestment detailed in Note 5.1.2), holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue - local market	663	370	425	20	-	1,478
Revenue - foreign market	-	159	192	-	-	351
Intersegment revenue	-	117	-	-	(117)	-
Cost of sales	(370)	(359)	(536)	-	117	(1,148)
Gross profit	293	287	81	20	-	681

Selling expenses	(3)	(36)	(17)	-	-	(56)
Administrative expenses	(39)	(60)	(5)	(34)	-	(138)
Other operating income	25	61	1	44	-	131
Other operating expenses	(5)	(26)	(6)	(9)	-	(46)
Impairment of property, plant and equipment, intangible assets and inventories	-	(30)	(2)	(6)	-	(38)
Impairment of financial assets	-	(2)	-	(6)	-	(8)
Share of profit from associates and joint ventures	65	-	-	40	-	105
Operating income	336	194	52	49	-	631

Financial income	1	2	-	9	(7)	5
Financial costs	(82)	(107)	(3)	(36)	7	(221)
Other financial results	72	(28)	6	116	-	166
Financial results, net	(9)	(133)	3	89	-	(50)
Profit before income tax	327	61	55	138	-	581

Income tax	(73)	(16)	(15)	(20)	-	(124)
Profit of the year	254	45	40	118	-	457

Depreciation and amortization	82	125	5	-	-	212

107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit of the year attributable to:
Owners of the company	253	45	40	118	-	456
Non-controlling interest	1	-	-	-	-	1

Consolidated financial position information as of December 31, 2022
Assets	2,464	1,234	177	1,029	(162)	4,742
Liabilities	979	1,248	147	245	(161)	2,458

Net book values of property, plant and equipment	1,299	807	24	34	-	2,164

Additional consolidated information as of December 31, 2022
Increases in property, plant and equipment, intangible assets and right-of-use assets	115	324	7	36	-	482

108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue - local market	656	-	282	310	22	-	1,270
Revenue - foreign market	-	-	58	180	-	-	238
Intersegment revenue	-	-	113	-	-	(113)	-
Cost of sales	(355)	-	(289)	(424)	-	113	(955)
Gross profit	301	-	164	66	22	-	553

Selling expenses	(2)	-	(18)	(13)	-	-	(33)
Administrative expenses	(31)	-	(46)	(4)	(18)	-	(99)
Other operating income	42	-	58	1	4	-	105
Other operating expenses	(5)	-	(28)	(3)	(22)	-	(58)
Impairment of intangible assets and inventories	(2)	-	-	(2)	-	-	(4)
Impairment of financial assets	-	-	-	-	(2)	-	(2)
Share of profit from associates and joint ventures	47	-	-	-	70	-	117
Operating income	350	-	130	45	54	-	579

Financial income	4	-	3	-	4	(1)	10
Financial costs	(46)	-	(103)	(3)	(34)	1	(185)
Other financial results	(14)	-	(16)	(2)	18	-	(14)
Financial results, net	(56)	-	(116)	(5)	(12)	-	(189)
Profit before income tax	294	-	14	40	42	-	390

Income tax	(75)	-	8	(12)	2	-	(77)
Profit of the year from continuing operations	219	-	22	28	44	-	313
Loss of the year from discontinued operations	-	(75)	-	-	-	-	(75)
Profit (Loss) of the year	219	(75)	22	28	44	-	238

Depreciation and amortization	88	-	114	3	-	-	205

109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	218	(39)	22	28	44	-	273
Non-controlling interest	1	(36)	-	-	-	-	(35)

Consolidated financial position information as of December 31, 2021
Assets	1,670	-	1,157	176	1,067	(209)	3,861
Liabilities	525	-	1,324	166	264	(209)	2,070

Net book values of property, plant and equipment	969	-	636	22	32	-	1,659

Additional consolidated information as of December 31, 2021
Increases in property, plant and equipment, intangible assets and right-of-use assets	39	-	213	6	6	-	264

110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue - local market	559	-	199	178	20	-	956
Revenue - foreign market	-	-	28	89	-	-	117
Intersegment revenue	-	-	67	-	-	(67)	-
Cost of sales	(254)	-	(243)	(233)	-	67	(663)
Gross profit	305	-	51	34	20	-	410

Selling expenses	(2)	-	(15)	(9)	-	-	(26)
Administrative expenses	(30)	-	(42)	(3)	(18)	-	(93)
Other operating income	35	-	9	-	7	-	51
Other operating expenses	(6)	-	(17)	(6)	(7)	-	(36)
Impairment of property, plant and equipment, intangible assets and inventories	(128)	-	-	(11)	-	-	(139)
Impairment of financial assets	-	-	(13)	1	3	-	(9)
Share of profit from associates and joint ventures	67	-	-	-	18	-	85
Operating income (loss)	241	-	(27)	6	23	-	243

Financial income	3	-	7	-	1	(2)	9
Financial costs	(73)	-	(100)	(3)	(3)	2	(177)
Other financial results	1	-	44	5	34	-	84
Financial results, net	(69)	-	(49)	2	32	-	(84)
Profit (loss) before income tax	172	-	(76)	8	55	-	159

Income tax	(33)	-	23	(2)	(23)	-	(35)
Profit (loss) of the year from continuing operations	139	-	(53)	6	32	-	124
Loss of the year from discontinued operations	-	(592)	-	-	-	-	(592)
Profit (loss) of the year	139	(592)	(53)	6	32	-	(468)

Depreciation and amortization	95	81	108	2	-	-	286

111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2020	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	147	(499)	(53)	6	32	-	(367)
Non-controlling interest	(8)	(93)	-	-	-	-	(101)

Consolidated financial position information as of December 31, 2020
Assets	1,595	1,356	1,085	107	832	(85)	4,890
Liabilities	707	1,021	1,174	126	178	(85)	3,121

Net book values of property, plant and equipment	1,015	-	543	19	33	-	1,610

Additional consolidated information as of December 31, 2020
Increases in property, plant and equipment and right-of-use assets	61	135	41	3	2	-	242

112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2022	12.31.2021	12.31.2020

Energy sales in Spot Market	210	167	179
Energy sales by supply contracts	346	380	323
Fuel supply	103	104	54
Other sales	4	5	3
Generation sales subtotal	663	656	559

Gas sales	383	231	152
Oil sales	136	99	65
Other sales	10	10	10
Oil and gas sales subtotal	529	340	227

Products from catalytic reforming sales	270	185	98
Styrene sales	96	84	42
Synthetic rubber sales	106	99	49
Polystyrene sales	141	119	71
Other sales	4	3	7
Petrochemicals sales subtotal	617	490	267

Technical assistance and administration services sales	20	22	20
Other	-	-	-
Holding and others subtotal	20	22	20
Total revenue	1,829	1,508	1,073

113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2022	12.31.2021	12.31.2020
Inventories at the beginning of the year	155	116	153

Plus: Charges of the year
Purchases of inventories, energy and gas	502	433	153
Salaries and social security charges	79	59	51
Employees benefits	15	13	11
Accrual of defined benefit plans	5	4	4
Works contracts, fees and compensation for services	87	68	55
Property, plant and equipment depreciation	202	194	194
Intangible assets amortization	1	1	5
Right-of-use assets amortization	3	5	1
Energy transportation	8	6	5
Transportation and freights	35	22	20
Consumption of materials	30	26	17
Penalties	1	2	-
Maintenance	61	52	26
Canons and royalties	89	65	42
Environmental control	5	4	4
Rental and insurance	31	27	23
Surveillance and security	4	3	2
Taxes, rates and contributions	5	4	3
Other	3	6	2
Total charges of the year	1,166	994	618

Exchange differences on translation	-	-	8

Less: Inventories at the end of the year	(173)	(155)	(116)
Total cost of sales	1,148	955	663

114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2022	12.31.2021	12.31.2020
Salaries and social security charges	5	3	3
Employees benefits	1	-	-
Compensation agreements	-	-	1
Fees and compensation for services	4	3	3
Taxes, rates and contributions	14	11	8
Transportation and freights	31	14	9
Other	1	2	2
Total selling expenses	56	33	26

10.2   Administrative expenses

	12.31.2022	12.31.2021	12.31.2020
Salaries and social security charges	50	34	34
Employees benefits	8	5	4
Accrual of defined benefit plans	9	7	7
Fees and compensation for services	30	32	26
Compensation agreements	19	2	-
Directors' and Sindycs' fees	7	6	7
Property, plant and equipment depreciation	6	5	5
Maintenance	2	2	1
Transport and per diem	2	1	1
Rental and insurance	1	1	1
Surveillance and security	1	-	1
Taxes, rates and contributions	2	2	2
Communications	1	1	1
Other	-	1	3
Total administrative expenses	138	99	93

115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.3	Other operating income and expenses

	Note	12.31.2022	12.31.2021	12.31.2020
Other operating income
Insurance recovery		-	3	3
Services provided to third parties		1	2	4
Result from property, plant and equipment sale		2	1	1
Result from intangible assets sale		2	2	-
Dividends received		-	-	1
Contingencies recovery		-	13	2
Tax charges recovery		-	2	-
Contractual penalty		-	-	7
Commercial interests		27	27	30
Argentine Natural Gas Production Promotion Plan		56	51	-
Compensation for arbitration award	15.6	37	-	-
Other		6	4	3
Total other operating income		131	105	51

Other operating expenses
Provision for contingencies		(4)	(16)	(7)
Provision for environmental remediation		-	(15)	-
Derecognition of property, plant and equipment		-	-	(1)
Tax on bank transactions		(14)	(13)	(11)
Donations and contributions		(2)	(2)	(3)
Institutional promotion		(3)	(3)	(2)
Readjustment of investment plan (1)		(9)	-	-
Royalties of Argentine Natural Gas Production Promotion Plan		(8)	(5)	-
Other		(6)	(4)	(12)
Total other operating expenses		(46)	(58)	(36)

(1) Corresponding to the investment plan’s readjustment bond at the Sierra Chata block (see Note 17.2).

116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4	Financial results

	12.31.2022	12.31.2021	12.31.2020
Financial income
Financial interest	1	-	1
Other interest	4	10	8
Total financial income	5	10	9

Financial costs
Financial interests (1)	(172)	(137)	(164)
Commercial interests	(1)	-	-
Fiscal interests	(38)	(38)	(3)
Other interests	(5)	(3)	(3)
Bank and other financial expenses	(5)	(7)	(7)
Total financial costs	(221)	(185)	(177)

Other financial results
Foreign currency exchange difference, net	80	3	14
Changes in the fair value of financial instruments	110	(15)	30
Result from present value measurement	(14)	(1)	2
Result from exchange of corporate bonds	(14)	-	-
Result from repurchase of corporate bonds	6	-	38
Other financial results	(2)	(1)	-
Total other financial results	166	(14)	84

Total financial results, net	(50)	(189)	(84)

(1)	Net of US$ 11 million and US$ 10 million capitalized in property, plant and equipment for the years ended December 31, 2022 and 2020, respectively. There are no capitalized financial costs in the fiscal year ended December 31, 2021.

117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5    Income tax

The breakdown of income tax charge is:

	12.31.2022	12.31.2021	12.31.2020
Current tax	99	67	13
Deferred tax	46	10	22
Difference between previous fiscal year income tax provision and the income tax statement	(21)	-	-
Total income tax - Loss	124	77	35

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2022	12.31.2021	12.31.2020
Profit before income tax	581	390	159
Current income tax rate	35%	35%	30%
Income tax at the statutary tax rate	203	138	48
Share of profit from companies	(37)	(40)	(26)
Non-taxable results	(3)	(1)	(5)
Effects of exchange differences and other results associated with the valuation of the currency, net	275	79	88
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(575)	(269)	(156)
Effect of change in tax rate	-	(6)	19
Effect for tax inflation adjustment	253	169	74
Unrecognized deferred assets	-	4	-
Difference between previous fiscal year income tax provision and the income tax statement	2	1	(7)
Non-deductible cost	4	3	-
Impairment on deferred tax assets	2	-	-
Other	-	(1)	-
Total income tax - Loss	124	77	35

118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation (2)	Transfers	Decreases	Impairment
							At the end

Lands	14	-	-	-	-	-	14
Buildings	140	-	3	-	-	-	143
Equipment and machinery	1,458	5	291	163	(1)	-	1,916
Wells	867	9	-	145	(1)	(28)	992
Mining property	253	-	-	-	-	(72)	181
Vehicles	8	2	-	-	-	-	10
Furniture and fixtures and software equipment	55	2	-	2	-	-	59
Communication equipments	3	-	-	-	-	-	3
Materials, spare parts and tools	30	43	-	(37)	-	-	36
Petrochemical industrial complex	23	-	-	6	-	-	29
Work in progress	135	352	-	(233)	-	-	254
Advances to suppliers	52	37	-	(46)	-	-	43
Other goods	2	-	1	-	-	-	3
Total at 12.31.2022	3,040	450	295	-	(2)	(100)	3,683
Total at 12.31.2021	2,792	253	-	-	(5)	-	3,040

(1)	Includes US$ 11 million corresponding to capitalized financial costs in the fiscal year ended December 31, 2022. There are no capitalized financial costs in the fiscal year ended December 31, 2021.
(2)	See Notes 5.1.3 and 5.1.5.

119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the year	Impairment	At the end	At 12.31.2022	At 12.31.2021

Lands	-	-	-	-	-	14	14
Buildings	(68)	-	(8)	-	(76)	67	72
Equipment and machinery	(536)	-	(103)	-	(639)	1,277	922
Wells	(532)	-	(77)	20	(589)	403	335
Mining property	(174)	-	(10)	50	(134)	47	79
Vehicles	(7)	-	(1)	-	(8)	2	1
Furniture and fixtures and software equipment	(48)	-	(4)	-	(52)	7	7
Communication equipments	(1)	-	-	-	(1)	2	2
Materials, spare parts and tools	(3)	-	-	-	(3)	33	27
Petrochemical industrial complex	(12)	-	(5)	-	(17)	12	11
Work in progress	-	-	-	-	-	254	135
Advances to suppliers	-	-	-	-	-	43	52
Other goods	-	-	-	-	-	3	2
Total at 12.31.2022	(1,381)	-	(208)	70	(1,519)	2,164
Total at 12.31.2021	(1,182)	-	(199)	-	(1,381)		1,659

120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.9 and 6.1.1.

In the Power Generation segment, in May 2021 spot market prices were modified by SE Resolution No. 440/21, which, although providing for a 29% increase in remuneration, permanently abrogated the application of the automatic adjustment mechanism, with an impact on the expected revenues update schedule (see Note 2.1). It is worth highlighting that the most significant share of revenues in the Power Generation segment comes from energy remunerated under a differential scheme (that is, supply agreements with large users in the MATER, Energy Plus or supply agreements entered into with CAMMESA), which have not been affected by the previously mentioned regulation.

In view of the above-mentioned indications, the Company determined the recoverable value of the CGUs that make up the Power Generation segment as of June 30, 2021. As of December 31, 2021 and 2022, the Company did not identify additional indications that could impact the assumptions considered in the aforementioned assessments.

As of June 30, 2022, due to Company’s strategic reasons and aiming to focus its investments in the development and exploitation of its unconventional gas reserves, and also in line with the Rincón del Mangrullo block’s Joint Venture members’ strategy, future drilling and workover activities were rescheduled for the next few years, which involves a 2.7 MMBoe recategorization of reserves to contingent resources.

In view of the above-mentioned indications of impairment, the Company has determined the recoverable amount of the CGU Rincón del Mangrullo making up the Oil & Gas segment as of June 30, 2022. As of December 31, 2022, the Company did not identify additional indications that could impact the assumptions considered in the aforementioned assessment.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

Cash flows were prepared based on estimates on the future behavior of certain variables that are sensitive in the determination of the value in use, including the following: (i) reference prices for products; (ii) demand projections per type of product; (iii) costs evolution; and; (iv) macroeconomic variables such as inflation and exchange rates, etc.

121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1.1 Generation segment

As of June 30, 2021, the value of the assets in the Power Generation segment does not exceed its recoverable amount, therefore, the Company has not recorded any impairment losses.

The projections used in the calculation of the recoverable amount of the CGUs of the Power Generation segment take into consideration 2 scenarios that weigh: i) the annual price update, ranging between 80% and 100% compared to the annual inflation; ii) the regularization of the financing term granted to CAMMESA in 2022/2023 and iii) a 10.3% WACC rate after taxes.

11.1.1.2 Oil & Gas segment

As of June 30, 2022, the recoverability assessment of the Rincón del Mangrullo CGU in the Oil and Gas segment has resulted in the recognition of impairment losses for US$ 30 million.

The key assumptions used to calculate the recoverable amount considered: i) the reprogramming of drilling and workover activities and ii) a 12.4% after-tax WACC rate.

Finally, it is important to highlight that as of December 31, 2022 and 2021, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2	Intangible assets

	Original values
Type of good	At the beginning	Increases	Increases for incorporation (1)	Decreases	Impairment (2)	At the end

Concession agreements	2	-	-	-	-	2
Goodwill	35	-	-	-	-	35
Intangible identified in acquisitions of companies	7	-	94	-	-	101
Digital assets	-	31	-	(18)	(6)	7
Total at 12.31.2022	44	31	94	(18)	(6)	145
Total at 12.31.2021	62	4		(4)	(18)	44

	Amortization
Type of good	At the beginning	For the year	Impairment (2)	At the end

Concession agreements	(2)	-	-	(2)
Intangible identified in acquisitions of companies	(4)	(1)	-	(5)
Total at 12.31.2022	(6)	(1)	-	(7)
Total at 12.31.2021	(21)	(1)	16	(6)

	Net book values
Type of good	At 12.31.2022	At 12.31.2021

Goodwill	35	35
Intangible identified in acquisitions of companies	96	3
Digital assets	7
Total at 12.31.2022	138
Total at 12.31.2021		38

(1)	See Notes 5.1.3 and 5.1.5.
(2)	As of December 31, 2022, digital assets recoverability was affected by their closing market value, resulted in the recognition of impairment losses for US$ 6 million. Considering the assumptions detailed in Note 11.1, the assessment of recoverability for the Power Generation segment, resulted in the recognition of impairment losses for the Diamante hydroelectric power plant in an amount of US$ 2 million in 2021.

123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3	Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2021	Profit (loss)	Increases for incorporation (1)	12.31.2022
Tax loss carryforwards	13	6	-	19
Property, plant and equipment	80	71	-	151
Financial assets at fair value through profit and loss	3	(3)	-	-
Trade and other receivables	5	(1)	-	4
Provisions	57	2	-	59
Salaries and social security payable	-	1	-	1
Defined benefit plans	9	(1)	-	8
Other	-	1	-	1
Deferred tax asset	167	76	-	243
Property, plant and equipment	-	-	(79)	(79)
Intangible assets	(13)	-	(22)	(35)
Investments in companies	(11)	3	-	(8)
Inventories	(10)	(9)	-	(19)
Financial assets at fair value through profit and loss	(14)	(1)	-	(15)
Trade and other receivables	(31)	8	-	(23)
Taxes payables	(3)	1	-	(2)
Tax inflation adjustment	(1)	(124)	(13)	(138)
Deferred tax liability	(83)	(122)	(114)	(319)
Deferred tax (liability) asset	84	(46)	(114)	(76)

(1)	See Notes 5.1.3 and 5.1.5.

124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2020	Profit (loss) (1)	12.31.2021
Tax loss carryforwards	126	(113)	13
Property, plant and equipment	-	80	80
Intangible assets	3	(3)	-
Financial assets at fair value through profit and loss	-	3	3
Trade and other receivables	6	(1)	5
Provisions	28	29	57
Salaries and social security payable	3	(3)	-
Defined benefit plans	5	4	9
Trade and other payables	3	(3)	-
Tax inflation adjustment	4	(4)	-
Deferred tax asset	178	(11)	167
Property, plant and equipment	(13)	13	-
Intangible assets	(11)	(2)	(13)
Investments in companies	(25)	14	(11)
Inventories	(6)	(4)	(10)
Financial assets at fair value through profit and loss	(4)	(10)	(14)
Trade and other receivables	(7)	(24)	(31)
Taxes payables	(3)	-	(3)
Tax inflation adjustment	(2)	1	(1)
Deferred tax liability	(71)	(12)	(83)
Deferred tax asset (liability)	107	(23)	84

(1)	Includes US$ 13 million corresponding to discontinued operations.

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following table shows the figures disclosed on the Consolidated Statement of Financial Position, which for its determination, were adequately compensated:

	12.31.2022	12.31.2021
Deferred tax asset	36	84
Deferred tax liability	(112)	-
Deferred tax (liability) asset	(76)	84

125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4	Inventories

	12.31.2022	12.31.2021
Current
Materials and spare parts	104	87
Advances to suppliers	8	8
In process and finished products	61	60
Total (1)	173	155

(1)	It includes impairment loss as a result of the performed recoverability assessment for US$ 2 million as of December 31, 2022 and 2021, acoording with the policy described in Note 4.13.
11.5	Provisions

	12.31.2022	12.31.2021
Non-Current
Contingencies	107	106
Asset retirement obligation and wind turbines decommisioning	25	19
Environmental remediation	15	15
Other provisions	-	1
Total Non-Current	147	141

Current
Asset retirement obligation and wind turbines decommisioning	2	2
Environmental remediation	2	3
Total Current	4	5

126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	106	21	18
Increases	5	6	-
Increases for incorporation (1)	-	1	-
Decreases	(1)	-	(1)
Gain on monetary position, net	(2)	-	-
Reversal of unused amounts	(1)	(1)	-
At the end of the year	107	27	17

(1) See Note 5.1.3.

	12.31.2021
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	103	21	3
Increases	16	3	15
Decreases	-	(1)	-
Reversal of unused amounts (1)	(13)	(2)	-
At the end of the year	106	21	18

(1) Includes recovery of US$ 12.5 million related to waive the timely granted dispatch of Las Armas Wind Farm (see Note 2.1.2.3).

127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2020
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	139	22	3
Increases	21	2	-
Decreases	(1)	-	-
Gain on monetary position, net	(15)	-	-
Reversal of unused amounts	(8)	(3)	-
Reclassified to liabilities associated to assets classified as held for sale	(33)	-	-
At the end of the year	103	21	3

11.5.1	Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa’s business.

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. Even though the province answered the complaint in the month of March 2021, the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. During 2021, regarding these claims and based on the progress of the ongoing negotiations, the Company recorded provisions for the estimate of remediation work costs to be incurred in these blocks.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.5.2	Asset retirement obligations and wind turbines decommissioning

Pursuant to the regulations in force in Argentina, where it develops its oil and gas exploration and production operations, the Company is under an obligation to incur costs associated with the plugging and abandonment of wells. Furthermore, pursuant to the associated usufruct agreements, the Company is under an obligation to decommission wind turbines in wind farms. The Company does not have legally restricted assets for the cancellation of these obligations.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.3	Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious-administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

As of December 31, 2022, the Company has recorded provisions for US$ 102 million in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras in 2008-2014. The Treasury’s position involves a higher export duty rate.
-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the International Chamber of Commerce (“ICC”) on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consist of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration is conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 30, 2021, POSA filed its claim memorial, and on September 15, 2021, the Company submitted its answer to the claim memorial and counterclaim. On December 15, 2021, POSA submitted its answer to the counterclaim. As of the date of issuance of these Consolidated Financial Statements, the proceeding pursues according the schedule decided by the parties.

129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

-	The Company filed an international arbitration claim against Petrobras International Braspetro B.V. (“PIB BV”) on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby the Company acquired 67.2% of Petrobras Argentina S.A.’s capital stock. The arbitration is held under the ICC Arbitration Rules; the applicable law is the one of the State of New York, and the seat of arbitration is New York. On April 29, 2021, the Company filed its claim memorial and PIB BV submitted its counter-memorial and counterclaim seeking the payment of a percentage over the difference between the amount estimated for certain contingencies detected in the purchase process and the amount actually paid for them. On July 7, 2021, the Company and PIB BV submitted their respective answers. On November 5, 2021, the Company and PIB BV submitted their replications, and on December 20, 2021, their rejoinders to the complaints. As of the date of issuance of these Consolidated Financial Statements, the proceeding pursues according the schedule decided by the parties.

Additionally, the Company has recorded provisions for civil, commercial, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2022, amount to US$ 5 million.

11.6	Income tax and minimum notional income tax liability

	12.31.2022	12.31.2021
Non-current
Income tax, net of witholdings	161	158
Minimum notional income tax	18	30
Total non-current	179	188

Current
Income tax, net of witholdings and advances	5	20
Total current	5	20

130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Income tax liability

The cumulative CPI variation over the 36 months prior to December 31, 2022 and 2021 has exceeded the 100% condition established by Law No. 27,430; therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision. Likewise, as of December 31, 2020, the cumulative variation in the CPI has exceeded the 15% condition set for the third transition year pursuant to Law No. 27,430 and, therefore, the effect of the tax inflation adjustment has been accrued in the calculation of the current and deferred income tax provision, except in the cases where, on account of being irregular fiscal years, the mentioned legal parameter has not been exceeded for each of the annual periods.

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2022, the Company and its subsidiaries hold a provision for the additional income tax liabilities which should have been assessed for the reasons mentioned above. The provision for the period, including compensatory interest, is disclosed under “Non-current Income tax and minimum notional income tax provision”.

Minimum Notional Income Tax liability

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum notional income tax for the fiscal years 2011-2018 based on CSJN’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the CSJN declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

However, on August 26, 2021, the CSJN dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Minimum Notional Income Tax is not considered to be computable as an Income Tax advance payment. This liability is disclosed under “Non-Current Income tax and minimum notional income tax provision”.

131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.7	Tax liabilities

	12.31.2022	12.31.2021
Current
Value added tax	5	4
Personal assets tax provision	4	2
Tax withholdings to be deposited	5	6
Royalties	12	9
Other	2	2
Total current	28	23

11.8	Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below:

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.
(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in U.S. dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in U.S. government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

As of December 31, 2022, 2021 and 2020, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2022
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	33	(4)	29
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	15	(2)	13
Items classified in other comprehensive income
Actuarial losses	9	-	9
Benefit payments	(3)	-	(3)
(Gain) Loss on monetary position, net	(17)	2	(15)
At the end of the year	38	(4)	34

	12.31.2021
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	25	(4)	21
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	13	(3)	10
Items classified in other comprehensive income
Actuarial losses	1	2	3
Benefit payments	(2)	-	(2)
(Gain) Loss on monetary position, net	(5)	1	(4)
At the end of the year	33	(4)	29

133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2020
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	36	(5)	31
Items classified in profit or loss
Current services cost	3	-	3
Interest cost	16	(2)	14
Items classified in other comprehensive income
Actuarial (gains) losses	(3)	1	(2)
Benefit payments	(2)	-	(2)
Reclasification liabilities associated to assets classified as held for sale	(10)	-	(10)
(Gain) Loss on monetary position, net	(15)	2	(13)
At the end of the year	25	(4)	21

As of December 31, 2022, 2021 and 2020, the breakdown of net liabilities per type of plan is as follows: a) US$ 17 million, US$ 15 million and US$ 12 million correspond to the Pension and Retirement Benefits Plan and b) US$ 17 million, US$ 14 million and US$ 9 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2022
Less than one year	6
One to two years	3
Two to three years	4
Three to four years	4
Four to five years	3
Six to ten years	14

134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2022	12.31.2021	12.31.2020
Real discount rate	5%	5%	4%
Real wage increase rate	1%	1%	1%
Inflation rate	118%	54%	46%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2022
Discount rate: 4%
Obligation	41
Variation	3
9%

Discount rate: 6%
Obligation	35
Variation	(3)
(8%)

Real wage increase rate: 0%
Obligation	37
Variation	(1)
(4%)

Real wage increase rate: 2%
Obligation	39
Variation	1
4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9	Salaries and social security payable

	12.31.2022	12.31.2021
Current
Salaries and social security contributions	5	4
Provision for vacations	8	7
Provision for gratifications and annual bonus for efficiency	19	17
Total current	32	28

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1   Financial assets at amortized cost

	12.31.2022	12.31.2021
Non-current
Term deposit	101	100
Notes receivable	1	5
Total non-current	102	105
Current
Notes receivable	8	5
Total current	8	5

136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.2   Financial assets at fair value through profit and loss

	12.31.2022	12.31.2021
Non-current
Shares	27	29
Total non-current	27	29

Current
Government securities	279	278
Corporate bonds	116	19
Shares	160	120
Mutual funds	31	41
Total current	586	458

12.3   Trade and other receivables

	Note	12.31.2022	12.31.2021
Non-Current
Related parties	16	17	23
Tax credits		2	9
Prepaid expenses		-	1
Other		1	1
Other receivables		20	34

Total non-current		20	34

137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

	Note	12.31.2022	12.31.2021
Current
Receivables from MAT sales		21	24
CAMMESA		165	89
Receivables from oil and gas sales		55	69
Receivables from petrochemicals sales		62	71
Related parties	16	5	7
Other		3	5
Impairment of financial assets		(6)	(9)
Trade receivables, net		305	256

Current
Related parties	16	7	8
Tax credits		14	5
Receivables for complementary activities		-	2
Prepaid expenses		14	10
Financial credit		-	10
Guarantee deposits		27	30
Insurance to be recovered		-	1
Expenses to be recovered		15	-
Receivables for acquisition of subsidiary		7
Receivables for sale of subsidiary and associates		4	41
Receivables for financial instruments sale		1	6
Argentine Natural Gas Production Promotion Plan		32	14
Receivables for arbitration award	15.6	37
Other		7	14
Other receivables, net		165	141

Total current		470	397

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of trade receivables were as follows:

	12.31.2022	12.31.2021	12.31.2020
At the beginning of the year	9	16	68
Impairment (1)	1	1	63
Utilization	(1)	-	(7)
Reversal of unused amounts	-	(6)	(3)
Gain on monetary position, net	(3)	(2)	(2)
Gain on monetary position, net	-	-	(28)
Reclasified to assets classified as held for sale	-	-	(75)
At the end of the year	6	9	16

(1)	It includes US$ 26 million corresponding to discontinued operations for fiscal year 2020. As of December 31, 2020, it includes US$ 13 million corresponding to the receivable impairment related to the exchange difference between the price of gas purchased by distributors and the price of gas recognised in distributors´s final tariffs between April 2018 and March 2019 to be assumed by the Federal Government in accordance to PEN Executive Order No. 1,053/18 (see Note 15).

The movements in the impairment of other financial assets were as follows:

	12.31.2022	12.31.2021	12.31.2020
At the beginning of the year	-	-	6
Impairment	-	-	2
Reversal of unused amounts	-	-	(7)
Reclasified to assets classified as held for sale	-	-	(1)
At the end of the year	-	-	-

12.4   Cash and cash equivalents

	12.31.2022	12.31.2021
Banks	11	26
Mutual funds	95	84
Total	106	110

139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5   Borrowings

	12.31.2022	12.31.2021
Non-Current
Financial borrowings	108	58
Corporate bonds	1,232	1,301
Total non-current	1,340	1,359

Current
Bank overdrafts	59	11
Financial borrowings	51	29
Corporate bonds	163	39
Total current	273	79
Total	1,613	1,438

As of December 31, 2022 and 2021, the fair values of the Company’s Corporate Bonds amount approximately to US$ 1,435 million and US$ 1,233 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings and bank overdrafts approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness contracts.

140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.1 Movements in borrowings:

	12.31.2022	12.31.2021	12.31.2020
At the beginning of the year	1,438	1,614	1,947
Proceeds from borrowings	308	188	353
Payment of borrowings	(143)	(336)	(300)
Accrued interest	172	137	176
Payment of interests	(162)	(140)	(201)
Repurchase and redemption of corporate bonds	(28)	(3)	(155)
Result from exchange of corporate bonds	14	-	-
Result from repurchase of corporate bonds	(6)	-	(43)
Increases for incorporation (1)	89	-	-
Cancellation through dividend compensation	-	-	(12)
Gain on monetary position, net	-	-	(43)
Foreign currency exchange difference, net	(80)	(22)	(18)
Borrowing costs capitalized in property, plant and equipment	11	-	10
Reclassified to liabilities associated to assets classified as held for sale	-	-	(100)
At the end of the year	1,613	1,438	1,614

(1) See Notes 5.1.3 and 5.1.5.

141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2022

Corporate bonds (1)
T Series CB	PAMPA	US$	93	Fixed	7.38%	Jul-23	95
Class 8 CB	PAMPA		$18	Variable	Badlar + 2%	Jul-23	20
Class 11 CB	PAMPA		$122	Variable	Badlar + 0%	Jan-24	140
Class 9 CB	PAMPA	US$	102	Fixed	9.50%	Dec-26	184
Class 1 CB	PAMPA	US$	501	Fixed	7.50%	Jan-27	616
Class 13 CB	PAMPA	US$	49	Fixed	0.00%	Dec-27	48
Class 3 CB	PAMPA	US$	285	Fixed	9.13%	Apr-29	292
							1,395
Financial loans (2)
	PAMPA	US$	15	Variable	Libor + 4.21%	Nov-24	16
	GW	US$	83	Variable	Libor + 5.75%	Sep-26	85
							101
Other financial loans (3)
	PAMPA	US$	22	Variable	SOFR + 0.35%	Jul-23	23
	PAMPA	US$	8	Fixed	Between 9.50% and 14.50%	Between Jan-23 and May-23	8
	PAMPA	US$	27	Variable	SOFR + 0%	Agu-24	27
							58
Bank overdrafts (3)
	PAMPA		$57	Fixed	Between 54% and 54.50%	Jan-23	59
							59
							1,613

(1)	Net of the following face value repurchases: US$ 113.7 million of ON 2026, US$ 146.2 million of ON 2027 and US$ 7.5 million of ON 2029.

(2)	During the the fiscal year ended December 31, 2022, the Company took on new short-term financing with domestic financial entities, net of cancellations, for a total $ 8,618 million and import prefinancing for US$ 7.6 million. Additionally, the Company repaid at maturity two principal installments for the credit facility sponsored by FINNVERA in the amount of US$ 7.7 million and US$ 10.4 million corresponding to the credit facility subscribed between IDB Invest and Greenwind, a Company that is consolidated since acquisition of an additional 50% interest in August 2022.

(3)	During the fiscal year ended December 31, 2022, the Company received disbursements in the amount of US$ 1.3 million under the credit facilities taken out with BNP Paribas S.A. in 2020. After the fiscal year closing, the Company repaid short-term bank loans with local financial entities for $ 10,065 million and import prefinancing for US$ 0.7 million.

142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2021

Corporate bonds (1)
T Series CB	PAMPA	US$	389	Fixed	7.38%	Jul-23	400
Class 1 CB	PAMPA	US$	636	Fixed	7.50%	Jan-27	648
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	292
							1,340
Financial loans (2)
	PAMPA	US$	23	Variable	Libor + 4.21%	May-24	23
							23
Other financial loans (3)
	PAMPA	US$	22	Variable	Libor + 0.35%	Jul-22	22
	PAMPA	US$	43	Variable	Libor + 0%	Aug-23	42
							64
Bank overdrafts
	PAMPA		$11	Fixed	33.00%	Jan-22	11
							11
							1,438

(1)	Net of the following face value repurchases: US$ 110,4 million of ON 2023, US$ 114,0 million of ON 2027 and US$ 7,5 million of ON 2029.

On September 27, 2021, the Company repaid at maturity Class 6 CBs for $ 6,355 million.

(2)	During the fiscal year ended December 31, 2021, the Company canceled short-term financing with local financial entities, net of borrowings, for $ 8,158 million. Additionally, the Company repaid at maturity two principal installments for the credit facility sponsored by FINNVERA in the amount of US$ 7.7 million.

(3)	During the fiscal year ended December 31, 2021, the Company received disbursements in the amount of US$ 27 million under the credit facilities taken out with BNP in 2020.

143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 New Global Program of CB

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a new global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares, to renew the program expired on December 29, 2021. The public offering was authorized by the CNV on December 9, 2021.

12.5.4 Issuance of CB Class 8

On January 18, 2022, the Company issued Class 8 CB in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was recognised by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel.

The Company will allocate the issue’s proceeds to finance the expansion of PEPE IV (see Note 17.1).

12.5.5 Issuance of Class 10, 11, 12, 13 and 15 CB

On July 15, 2022, the Company issued Class 11 CB for $ 12,690 million, accruing interest at a variable BADLAR rate plus an annual 0% spread and maturing on January 15, 2024. Class 10 and Class 12 CB were declared unawarded.

Additionally, on August 8, 2022 the Company reopened Class 11 CB for $ 8,963.9 million at an issuance price of 1.0305. The total face value of outstanding Class 11 CB amounted to $ 21,654.6 million.

Finally, on December 13, 2022, the Company issued Clase 13 US$-link CB for US$ 49.9 million at a fixed interest rate of 0% and maturing on December 2027.

After the closing of the fiscal year, on January 11, 2023, the Company issued Class 15 CB for $ 10,379 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on July 11, 2024. Additionally, on March 2, 2023, the Company reopened Class 13 and Class 15 CB for US$ 48.2 million and $ 7,885 million, respectively.

144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.6 Series T CB Exchange Offer

On June 16, 2022, the Company launched an exchange offer for holders of Series T CB maturing in 2023 originally issued by Petrobras Argentina S.A. (currently merged with the la Company) dated July 21, 2016 for a face value of US$ 500 million, under its Global Program authorized pursuant to CNV Resolution No. 17,162 dated August 15, 2013.

Once the exchange offer expired on July 29, 2022, the information and exchange agent informed the Company that US$ 193.8 million and US$ 213.3 million, representing 38.8% and 42.7% of the Series T CB’ outstanding principal, had been validly tendered for exchange under Option A and Option B, respectively, totaling a US$ 407.1 million participation and representing approximately 81.4% of the outstanding Series T CB’ capital amount.

Consequently, on August 8, 2022, after meeting the conditions established in the exchange offer documents, Pampa issued Class 9 CB for a face value of US$ 292.8 million, accruing interest at an annual fixed 9.5% rate and maturing on December 8, 2026, payable in three consecutive annual installments starting in 2024, and paid US$ 122.1 million in cash. For each US$ 1,000 of Series T CB’s capital amount validly tendered and accepted for exchange, eligible holders received, together with the payment of interest accrued on Series T CB up to the settlement date: (i) Option A: approximately US$ 377.2 in Class 9 CB and US$ 630.2 in cash; and (ii) Option B: US$ 1,030 in Class 9 CB.

As a result of the debt swap, the Company disclosed losses for US$ 14 million under “Other financial results” to reflect the change in the payment estimates discounted at Series T CB’s original effective interest rate, since they were not deemed substantially different from the issuance conditions for Class 9 CB, in accordance with IFRS.

As of the date of issuance of these Consolidated Financial Statements, outstanding Series T CB amount to US$ 92.9 million.

145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6   Trade and other payables

	Note	12.31.2022	12.31.2021
Non-Current
Compensation agreements		10	3
Finance leases liability		10	9
Other		1	-
Other payables		21	12
Total non-current		21	12

Current
Suppliers		198	154
Customer advances		3	4
Related parties	16	14	15
Trade payables		215	173

Compensation agreements		12	2
Liability for acquisition of companies		46	-
Finance leases liability		2	4
Other		6	3
Other payables		66	9

Total current		281	182

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

146

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7   Financial instruments by category

The following table presents financial instruments by category:

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	437	22	459	31	490
Financial assets at amortized cost
Term deposit	101	-	101	-	101
Notes receivable	9	-	9	-	9
Financial assets at fair value through profit and loss
Government securities	-	279	279	-	279
Corporate bonds	-	116	116	-	116
Shares	-	187	187	-	187
Mutual funds	-	31	31	-	31
Cash and cash equivalents	11	95	106	-	106
Total	558	730	1,288	31	1,319

Liabilities
Trade and other liabilities	298	-	298	4	302
Borrowings	1,613	-	1,613	-	1,613
Derivative financial instruments	-	2	2	-	2
Total	1,911	2	1,913	4	1,917

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	376	30	406	25	431
Financial assets at amortized cost
Term deposit	100	-	100	-	100
Notes receivable	10	-	10	-	10
Financial assets at fair value through profit and loss
Government securities	-	278	278	-	278
Corporate bonds	-	19	19	-	19
Shares	-	149	149	-	149
Mutual funds	-	41	41	-	41
Cash and cash equivalents	26	84	110	-	110
Total	512	601	1,113	25	1,138

Liabilities
Trade and other liabilities	190	-	190	4	194
Borrowings	1,438	-	1,438	-	1,438
Total	1,628	-	1,628	4	1,632

The categories of financial instruments have been determined according to IFRS 9.

147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	5	-	5	-	5
Interest expenses	(175)	-	(175)	(41)	(216)
Foreign currency exchange difference, net	16	(85)	(69)	149	80
Changes in the fair value of financial instruments	-	110	110	-	110
Result from present value measurement	(1)	-	(1)	(13)	(14)
Other financial results	(15)	-	(15)	-	(15)
Total	(170)	25	(145)	95	(50)

As of December 31, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	10	-	10	-	10
Interest expenses	(138)	-	(138)	(40)	(178)
Foreign currency exchange difference, net	(11)	(19)	(30)	33	3
Changes in the fair value of financial instruments	-	(15)	(15)	-	(15)
Result from present value measurement	2	-	2	(3)	(1)
Other financial results	(4)	-	(4)	(4)	(8)
Total	(141)	(34)	(175)	(14)	(189)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	9	-	9	-	9
Interest expenses	(164)	-	(164)	(6)	(170)
Foreign currency exchange difference, net	38	(35)	3	11	14
Changes in the fair value of financial instruments	-	30	30	-	30
Result from present value measurement	6	-	6	(4)	2
Other financial results	36	-	36	(5)	31
Total	(75)	(5)	(80)	(4)	(84)

148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8   Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	279	-	-	279
Corporate bonds	116	-	-	116
Mutual funds	31	-	-	31
Shares	160	-	27	187
Cash and cash equivalents
Mutual funds	95	-	-	95
Other receivables	22	-	-	22
Total assets	703	-	27	730

Liabilities
Derivative financial instruments	-	2	0	2
Total liabilities	-	2	-	2

As of December 31, 2021	Level 1	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	278	-	278
Corporate bonds	19	-	19
Mutual funds	41	-	41
Shares	120	29	149
Cash and cash equivalents
Mutual funds	84	-	84
Other receivables	30	-	30
Total assets	572	29	601

149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to IEASA, considering 16.4% and 13.7% discount rate as of December, 31 2022 and 2021, respectively. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. The Company recognised losses for US$ 1.7 million and earnings for US$ 18 million as a result of changes in the fair value of financial instruments classified as level 3, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income, as of December, 31 2022 and 2021, respectively. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

150

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1	Share capital

As of December 31, 2022, the share capital amounts to 1,384 million shares, including approximately 4 million treasury shares.

13.1.1 Share buyback programs

Taking into consideration the market volatility and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share buyback programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During 2021, the Company’s Board of Directors approved Programs 9 and 10 for a maximum amount of US$ 30 million each, under which shares could be acquired up to a maximum price of US$ 16 and US$ 15.5 per ADR, respectively. The Company directly and indirectly acquired 2.7 million own ADRs for a value of US$ 38.7 million, and the repurchased shares canceled in full.

On December 1, 2021, the Company’s Board of Directors approved Program 11 for a maximum amount of US$ 30 million and an initial term of 120 calendar days; under this Program, shares may be acquired up to a maximum price of US$ 19 per ADR and $ 167 per common share. On March 10, 2022, the Board of Directors resolved to suspend Program 11, as the Company’s share and ADR prices exceeded the set repurchase limit values.

On May 11, 2022, the Board of Directors resolved to approve Program 12 for a maximum amount of US$ 30 million, an initial term of 120 calendar days, and a maximum price of US$ 22 per ADR and $ 194 per common share.

As of the issuance of these Consolidated Financial Statements, these programs have already expired.

During 2022, the Company indirectly acquired 0.9 million own ADRs for a value of US$ 18.2 million to an average price of US$ 20,3 per ADR.

13.1.2	Stock Compensation Plan

During fiscal year ended December 31, 2021, the Company delivered 0.5 million own shares as payments under the stock compensation plan for officers and other key staff, respectively. In addition, the Company acquired 6 million own shares, out of which 2 million were allocated to the compensation of senior managers. As of December, 31 2022 and 2021, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.17).

151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

13.1.3	Capital reductions

During 2021, the capital stock reduction approved by the Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2021 and September 30, 2021, which provided for the cancellation of 56.6 million shares and 12.5 million shares, respectively. These reductions are registered in the Public Registry.

On April 27, 2022, General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 2.8 million shares which took place during October 2022. This reduction was registered with the Public Registry on September 14, 2022.

13.2	Earnings per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2022, 2021 and 2020, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2022	12.31.2021	12.31.2020
Earning for continuing operations attributable to equity holders of the Company	456	312	132
Weighted average amount of outstanding shares	1,381	1,405	1,572
Basic and diluted earnings per share from continued operations	0.33	0.22	0.08

Loss for discontinued operations attributable to equity holders of the Company	-	(39)	(499)
Weighted average amount of outstanding shares	1,381	1,405	1,572
Basic and diluted loss per share from discontinued operations	-	(0.03)	(0.32)

Earning (Loss) attributable to equity holders of the Company	456	273	(367)
Weighted average amount of outstanding shares	1,381	1,405	1,572
Basic and diluted earning (loss) per share	0.33	0.19	(0.23)

152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

13.3	Profit distributions

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or January 1, 2018 are subject to a 7% withholding tax (see Note 2.6.1.2). The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2022	12.31.2021	12.31.2020
Income tax	10.5	124	77	35
Accrued interest		185	141	132
Depreciations and amortizations	9 and 10.2	212	205	205
Share of profit of joint ventures and associates	5.2.2	(105)	(117)	(85)
Results for property, plant and equipment sale	10.3	(2)	(1)	-
Result for intangibles assets sale	10.3	(2)	(2)	-
Impairment of property, plant and equipment, intangible assets and inventories	10.1, 10.2 and 10.4	38	4	139
Impairment of financial assets		8	2	9
Result from measurement at present value	10.4	14	1	(2)
Changes in the fair value of financial instruments		(94)	24	(19)
Exchange differences, net		(85)	(3)	(14)
Result from exchange of corporate bonds	10.4	14	-	-
Result from repurchase of corporate bonds	10.4	(6)	-	(38)
Readjustment of investment plan	10.3	9	-	-
Compensation for arbitration award	10.3	(37)
Recovery of tax charges	10.3	-	(2)	-
Provision for contingecies, net	10.3	4	3	2
Provision for environmental remediation	10.3	-	15	-
Accrual of defined benefit plans	9 and 10.2	14	11	11
Dividends received	10.3	-	-	(1)
Compensation agreements	10.1 and 10.2	19	2	1
Other		(3)	5	5
Adjustments to reconcile net profit to cash flows from operating activities		307	365	380

153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	12.31.2022	12.31.2021	12.31.2020
(Increase) Decrease in trade receivables and other receivables	(233)	(41)	19
Increase in inventories	(21)	(40)	(6)
Increase in trade payables and other payables	70	43	3
Increase (Decrease) in salaries and social security payable	15	8	(1)
Decrease in defined benefit plans	(3)	(2)	(2)
Increase (Decrease) in tax liabilities	36	(5)	(20)
Decrease in provisions	(1)	(3)	(5)
Income tax paid	(2)	(13)	(5)
Payments from derivative financial instruments, net	(6)	(12)	(5)
Changes in operating assets and liabilities	(145)	(65)	(22)

14.3	Significant non-cash transactions

	12.31.2022	12.31.2021	12.31.2020
Acquisition of property, plant and equipment through an increase in trade payables	(75)	(51)	(8)
Borrowing costs capitalized in property, plant and equipment	(11)	-	(10)
Acquisition of subsidiary by delivering financial assets at fair value through profit and loss	(35)	-	-
Receivables from sales of companies pending collection	-	40	-
Receivables for acquisition of subsidiary	7	-	-
Increase in investments in associates through a decrease in other receivables	-	(20)	-
Increase in right-of-use assets through an increase in other liabilities	(1)	(7)	-
Dividends pending collection	-	2	20
Compensation of loans through dividends assignment	-	-	12
Decrease on well abandonment provision, net, through property, plant and equipment	(1)	(1)	(3)

154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2022, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1	Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently pending labor claims:

-	Claims by former employees not covered by the plan, seeking their inclusion. The Chamber of Appeals upheld the first-instance judgments that had dismissed the complaints filed in two claims by non-covered former employees seeking to be included in the plan. Both of these judgments are final and conclusive.
-	Claims by former employees seeking compensation under the plan on account of terminations due to changes in shareholding control.
-	Claims on considering that the index (CPI) used to update the plan benefits is ineffective to keep their “constant value”. In two of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff. On the other hand, the Company received an adverse judgment in a claim, consequently, the Company has filed an appeal before the applicable Chamber.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The plaintiff filed an appeal, which was sustained by the Chamber. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN, which was disallowed by the Appeals Chamber. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Supreme Court of Justice of the Autonomous City of Buenos Aires.
15.2	Tax claim
-	Tax on Liquid Fuels and Natural Gas:

The AFIP filed a claim in the amount of $ 54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods January 2006 through August 2011, plus compensatory interest and a penalty of $ 38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.3	Environmental claims
-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.
-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Beatriz Mendoza and other 16 plaintiffs brought a complaint before the CSJN against the National Government, the Province of Buenos Aires, the Government of the Autonomous City of Buenos Aires and 44 companies, including the Company, conducting industrial activities along the Matanza-Riachuelo River Basin. The plaintiffs seek compensation for alleged damages sustained as a result of an alleged environmental impact, its cessation, the environmental recomposition and redress, for an estimated amount of US$ 500 million for the financing of the Matanza-Riachuelo River Basin Environmental Management Plan aiming at the restoration of the basin. The proceeding is in the third-party summoning stage.
-	Inertis S.A. has filed a complaint against the Company for alleged damage to the environment in a lot owned by this company as a result of the activities conducted by the Dock Sud Plant seeking the redress of alleged damages for a nominal amount estimated at $ 1 million and US$ 1 million, or the difference between the value of the allegedly affected lot and its valuation. The proceeding is in the evidentiary stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The parties agreed on a stay of the procedural time limits until August 2022 to evaluate the possibility of reaching an agreement. The plaintiff reached an agreement with three co-defendants. The Chamber hearing the case referred it back to the first instance, and the Court ordered a series of information measures before serving notice of the agreement on the other co-defendants (including the Company).

156

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	Some neighbors of the Dock Sud area brought a complaint against 14 oil companies, including the Company, petrochemical companies and waste incineration plants located in the Dock Sud Petrochemical Complex for an alleged damage to the environment and alleged individual damage to their goods, health and morale. The CSJN determined it had jurisdiction over the environmental issue and maintained the civil and commercial jurisdiction regarding the compensation for the alleged damages. The First-Instance Civil and Commercial Court opened the evidentiary stage.
-	A neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities seeks environmental protection and restoration for alleged damage caused by hydrocarbon prospecting, exploration and/or exploitation activities or, alternatively, a compensation in case such environmental restoration is not possible. The Province of Salta has been summoned as a third party. The proceeding is in the complaint answer stage and the Court of Justice of Salta declared that the First-Instance Administrative Litigation Court has jurisdiction over the claim.
-	Owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence which would result from an alleged leakage from the adjacent gas station under the Company’s branding. Preliminary measures are being conducted in this proceeding.
-	Neighbors of the Province of Neuquén brought a proceeding against the Company for alleged environmental damage resulting from the hydrocarbon exploration, exploitation, transportation and well abandonment activities in which that plaintiff has been taking part. Should this not be feasible, they claim a compensation for alleged damages to support the Environmental Restoration Fund. Additionally, they request the redress of alleged moral damages to be allocated to the Environmental Restoration Fund. The presence of all involved parties has been properly verified, and the lawsuit has been referred to the administrative litigation jurisdiction.
-	Plaintiff Martinez Lidia and other three plaintiffs claim financial compensation for alleged damage to their health and property caused by the alleged environmental affectation sustained as a result of living next to Puerto General San Martin petrochemical plant (Rosario-Santa Fe). The evidentiary stage is closed and the Public Defender for the deceased plaintiff’s heirs was appointed, and he accepted this appointment.
-	A neighbor of the Province of Buenos Aires brought a complaint against the Company seeking the removal of three fuel storage tanks and pumps and the remediation and restoration of the soils where such tanks are located on account of an alleged environmental affectation. The proceeding is in the evidentiary stage.
-	Neighbors of the Province of Santa Fe have brought a complaint against the Company for alleged environmental damage. The Company obtained a favorable judgment, which has been appealed by the plaintiff.

157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.4	Civil and Commercial Claims
-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa, Petrolera Pampa S.A. and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). The plaintiff appealed the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee. The Chamber of Appeals in Commercial Matters upheld the filed extraordinary appeal. On its part, Petróleo Brasileiro S.A. filed an appearance, requested that the lack of substance of the filed appeal should be declared, and subsidiarily answered it. The Company was served notice of the upholding of the motion made by the Chamber of Appeals in Commercial Matters and filed a presentation in this respect. Later, the CSJN declared the nullity of the Chamber of Appeals in Commercial Matters’ decision upholding the extraordinary appeal and referred the court file back so that a new judgment should be rendered.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2022 where the related inflows of economic benefits are estimated to be probable by the Company.

15.5	Administrative claims
-	CTLL (currently Pampa) filed an administrative litigation complaint against the Federal Government for contractual breach during the January 2016-March 2016 period. CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. Later on, CTLL filed a new contentious administrative litigation complaint against the Federal Government for contractual breach during the April 2016-October 2018 period. In the complaint for the January-March 2016 period, the closing of the evidentiary stage was suspended on account of the proceeding’s link with the complaint subsequently field for the April 2016- October 2018 period, proceeding which is currently in the evidentiary stage.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Both parties agreed to suspend the proceeding to pursue a private settlement, the rendering of judgment was requested and the CSJN has set a preliminary hearing, which was carried out. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.

158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)
-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognised in their final tariffs during the April 2018 - March 2019 period. On September 1, 2021 a request for an expedited procedure was filed. On September 1, 2021. a request for an expedited procedure was filed. On December 2, 2021, the Company filed a protective action (amparo) on the grounds of undue delay seeking that defendant should state its opinion in this respect. A judgment was rendered dismissing the amparo. The Company has filed an appeal against this decision, which was dismissed by the Chamber hearing the case. As MECON’s term to state its position on the RAP has expired, the Company has brought a complaint against the Federal Government.
15.6	Civil and Commercial Claims
-	EcuadorTLC (currently Pampa Bloque 18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 —in both cases, as amended—. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.
-	Ecuador TLC (currently Pampa Bloque 18), brought an arbitration claim against Petroecuador before the arbitration and mediation center of the Chamber of Commerce of Quito as a result of certain breaches to the transportation agreement entered into on December 31, 2008 whereby the Ecuadorian Government undertook the crude oil transportation commitment through the OCP, to be charged to the oil transportation capacity hired by Pampa Bloque 18. On August 3, 2022, the Arbitration Court rendered a final and conclusive award partially upholding the complaint. Even though the award was not annulled, Petroecuador filed an extraordinary protection proceeding before the Constitutional Court. It is worth highlighting that this proceeding does not suspend the execution of the arbitration award. As of December 31, 2022, Pampa Bloque 18 recorded a US$ 37.4 million receivable as compensation for the arbitration complaint in Ecuador. As of the issuance of these Consolidated Financial Statements, Petroecuador has partially fulfilled the award and made a US$ 20 million payment.
-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015.

159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1	Balances with related parties

As of December 31, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	5	17	6	7

Other related parties
SACDE	-	-	-	7
Other	-	-	1	-
	5	17	7	14

As of December 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
OCP	-	-	2	-
Refinor	1	-	-	2
TGS	6	23	5	3
Other related parties
SACDE	-	-	-	10
Other	-	-	1	-
	7	23	8	15

160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2	Operations with related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees for services (3)			Other operating expenses and income (4)
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Associates and joint ventures
CTB	2	2	2	-	-	-	-	-	-	-	-	-
Greenwind	-	1	1	-	-	-	-	-	-	-	-	-
Refinor	11	9	10	(11)	(6)	(5)	-	-	-	-	-	-
TGS	51	45	20	(53)	(43)	(24)	-	-	-	-	-	-

Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(203)	(48)	(6)	-	-	-	-	-	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(1)	(1)	(1)	-	-	-
	64	57	33	(267)	(97)	(35)	(1)	(1)	(1)	(2)	(2)	(2)

(1) Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.

(2) Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for US$ 191 million, US$ 50 million and US$ 29 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for US$ 76 million, US$ 47 million and US$ 6 million, of which US$ 38 million, US$ 17 million and US$ 2 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2022, 2021 and 2020, respectively.

(3) Disclosed within administrative expenses.

(4) Corresponds mainly to donations.

Operations for the year	Finance income (1)			Dividends received			Payment of dividends
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Associates and joint ventures
Citelec	-	-	-	-	-	13	-	-	-
OCP	-	1	1	10	20	21	-	-	-
TGS	2	3	3	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	-	(9)
Other	-	-	-	-	-	1	-	-	-
	2	4	4	10	20	35	-	-	(9)

(1) Corresponds mainly to financial leases and accrued interest on loans granted.

161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3	Key management personnel remuneration

During the years ended December 31, 2022 2021 and 2020, the total remuneration to executive directors accrued amounts to US$ 26 million (US$ 7 million for Directors' and Sindycs' fees and US$ 19 million in the accrual of Stock-based Compensation Plans and Compensation Agreements), US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of Stock-based Compensation Plans and Compensation Agreements ), and US$ 7 million (US$ 6 million for Directors' and Sindycs' fees and US$ 1 million in the accrual of EBDA Compensation and Stock-based Compensation Plans), respectively.

It should be noted that, as stipulated in the compensation agreements (See Note 4.17.1), and considering that no compensation had been assigned in favor of the Company’s main officers over the last three fiscal years, on September 30, 2021 they exercised the right to set the Company’s ADR weighted average listed price over the 30 business exchange days before the closing of year 2020 as the new initial market value to calculate compensations as from fiscal year 2021. Following the exercise of this option, the officers have lost all their rights to accrued and uncollected compensations for the previous fiscal years, which generated the recognition of a profit of US$ 6.7 million as of December 31, 2021.

NOTE 17: INVESTMENT COMMITMENTS

17.1	New generation projects

Under the National Government’s call for the expansion of the generation offer, the Company participated in the following generation projects:

PEPE IV

In early 2022, works started for the expansion of PEPE III, inaugurated in 2019 and located in the town of Coronel Rosales, Province of Buenos Aires, which production is targeted at the large users’ segment, with 14 wind turbines and an installed capacity of 53.2 MW.

The project, with an estimated investment of US$ 128 million, will mainly consist of the mounting and installation (in stages) of 18 additional wind turbines, adding a capacity of 81 MW; therefore, once works are completed, PEPE III and PEPE IV will have an installed capacity of 134.2 MW. The expansion requires sophisticated works on the platforms and foundations, which will be conducted by SACDE, and the start-up is planned for the second quarter of 2023.

On December 29, 2022 took place the commissioning of 4 wind turbines which have a capacity of 18 MW, and on February 25, 2023, took place the commissioning of 4 additional wind turbines with an incremental capacity of 18 MW.

162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

17.2	Investment commitment for the exploration and exploitation of hydrocarbons

Regarding the investment project committed by CENCH for the Sierra Chata block, on June 29, 2022 was published Provincial Executive Order No. 1,262/22 approving the new investment schedule. Under it, the consortium made up by the Company and Mobil Argentina S.A. undertakes to execute 14 horizontal wells targeting the Vaca Muerta formation by July 26, 2023.

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2024 for an estimated total amount of US$ 180 million, including commitments associated with the participations detailed in Note 5.3.

NOTE 18: INCIDENT AT GENELBA THERMAL POWER PLANT

On May 31, 2021 an incident occurred in the GEBATG03 (TG21) unit, which makes up Genelba thermal power plant’s Genelba Plus combined cycle, and damage was caused to the unit’s turbine. As a result of the incident, the combined-cycle generation capacity was reduced by approximately 50% (280 MW).

Jointly with the turbine’s manufacturer (SIEMENS), the Company performed the necessary works to dismantle and repair the failure, which were completed in July 2021.

Moreover, the Company is making all necessary filings before the insurance companies to collect the compensatory damages for the failure and minimize losses associated with the breach of availability commitments.

NOTE 19: LEASES

19.1 Lessee

The Company leases a key part for thermal power plants operation for a 20-year term and has entered into certain oil services agreements (mainly gas compression services) which, considering their characteristics, contain the lease of the assets for the rendering of the services with terms ranging between 2 and 6 years.

The terms of the lease agreements are negotiated on an individual basis and comprise a broad range of terms and conditions.

The evolution of right-of-use assets and lease liabilities recognised as of December 31, 2022 and 2021 is disclosed below:

163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.1 Right of use assets

	Original values
			Decrease
Type of good	At the beginning	Increase		At the end

Machinery and equipment	20	1	(1)	20
Total at 12.31.2022	20	1	(1)	20
Total at 12.31.2021	13	7	-	20

	Amortization
Type of good	At the beginning	For the year	At the end

Machinery and equipment	(8)	(3)	(11)
Total at 12.31.2022	(8)	(3)	(11)
Total at 12.31.2021	(3)	(5)	(8)

	Net book values
Type of good	At 12.31.2022	At 12.31.2021

Machinery and equipment	9	12
Total at 12.31.2022	9
Total at 12.31.2021		12

164

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2022	12.31.2021
At the beginning of the year	13	12
Increases	1	6
Result from measurement at present value (1)	2	-
Reversal of unused amounts	(1)	-
Payments	(3)	(5)
At the end of the year	12	13

(1) Included in Other financial results.

As of December 31, 2022 and 2021, this liability is disclosed under Other current payables in the amount of US$ 2 million and US$ 4 million and Other non-current payables for US$ 10 million and US$ 9 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2022
Three months to one year	1
One to two years	1
Two to three years	3
Three to four years	2
Four to five years	2
More than five years	14
Total	23

19.1.3 Short-term or low value leases

As of December 31, 2022 and 2021, the Company has recognised administrative costs and expenses in the amount of US$ 6 million on account of lease payments associated with short-term leases.

165

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.2 Lessor

19.2.1 Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016 and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2022 and 2021, this receivable is disclosed under Other current receivables in the amount of US$ 6 million and US$ 5 million, respectively and under Other non-current receivables for US$ 17 million and US$ 23 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2022
Less than three months	1
Three months to one year	5
One to two years	5
Two to three years	7
Three to four years	5
Total	23

19.2.2 Operating leases

The Company has executed lease agreements to install commercial and administrative offices in Pampa Energía S.A.’s building, located in Maipú 1, Autonomous City of Buenos Aires, for three to five years terms.

Future minimum collections from operating leases as of December 31, 2022 are detailed below:

12.31.2022
Three months to one year	1
One to two years	1
More than three years	1
Total	3

Total income from operating leases for the fiscal year ended December 31, 2022 amounts to US$ 1 million.

166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

This team will be presided over by the Secretary of Energy (or the person appointed by him) and coordinated by a person with proven experience in the field. It will also be made up of representatives of the SE, CAMMESA, the ENRE, and IEASA. Furthermore, the Dam Safety Regulatory Body and water management and environmental protection authorities are invited to appoint a representative in the team.

The concessions' status report must be submitted within two years for the HIDISA and HINISA concessions, expiring in 2024, whereas the term for issuing the report for HPPL, which concession expires in 2029, will be later determined.

Finally, IEASA is entrusted with the technical audit of the power generation equipment.

NOTE 21: DOCUMENTATION KEEPING

On August 14, 2014, the CNV issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 – C.A.B.A.
-	Amancio Alcorta 2482 - C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021 and 2020 (Continuation)

(in millions of US$ – unless otherwise stated)

NOTE 22: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2022.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	7,722	17,372	3,214	11,241	10,936	28,613

Total at 12.31.2022	7,722	17,372	3,214	11,241	10,936	28,613

(1) In thousands of barrels.

(2) In millions of cubic meters.

NOTE 23: SUBSEQUENT EVENTS

PEPE VI

In February 2023, the Company started constructing Pampa Energía VI Wind Farm in Bahía Blanca, Province of Buenos Aires. The project will enable the installation of a 300 MW power capacity, in 3 stages, with an estimated US$ 500 million investment.

Stage 1 comprises the mounting and installation of 21 Vestas wind turbines, with their internal medium-voltage cable network, roads, a substation and a 500 KV line allowing for a 94.5 MW capacity addition, with an investment for US$ 186 million, expected to be operative in mid-2024.

The energy produced by this wind park allows for reduced carbon emissions and will be sold through the MATER to supply large companies in the country in compliance with the Renewable Energy Law.

168